02035863

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

RECD S.E.C.
MAY 15 2002
1086

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 15, 2002

PROCESSED
MAY 23 2002
THOMSON FINANCIAL

Companhia Siderúrgica Nacional
Rua Lauro Müller, 116 - 36° andar
Rio de Janeiro, RJ - Brazil

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F__X__ Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This Report contains copy of the Company's (i) press release dated May 15, 2002, in English and (ii) a Form ITR for the period ending March 31, 2002.

Press Release
dated May 15, 2002

CSN

for immediate release

For further information, contact:

José Marcos Treiger
CSN – Investor Relations General Manager
+55 21 2586 1442
jmtreiger@csn.com.br
www.csn.com.br

Richard Marte
Thomson Financial
+1 (212) 701-1812
richard.marte@tfn.com
www.thomsonfinancial.com

CSN ANNOUNCES FIRST QUARTER 2002 RESULTS

(Rio de Janeiro, Brazil, May 15, 2002) – Companhia Siderúrgica Nacional (CSN) (BOVESPA: CSNA3) (NYSE: SID) announced today its financial results for the quarter ended March 31, 2002. The Company's unaudited results are presented according to the Brazilian GAAP Corporate Law and are stated in Brazilian *Reais* (R$). The quarterly figures below pertain mostly to the Company's unconsolidated results and **all comparisons, unless stated otherwise, are related to the same period of 2001.** On March 31, 2002, one U.S. Dollar (US$) was equivalent to R$2.3236.

Highlights

- Sales volume in the first quarter 2002 totaled 1,196 thousand tonnes of finished products and slabs, 17% higher than the 1,018 thousand tonnes sold in 2001. In 2002, total sales volume includes 191 thousand tonnes of exported slabs, which accounted for 16% of total shipment volume. Net revenues were 11% higher, reaching R$931.4 million.



EBITDA
Em R$ milhões
345
357
309
333
233
494
385
514
376
390
1 T 01
2 T 01
3 T 01
4 T 01
1 T 02
Controladora
Consolidado

- EBITDA (Gross Profit – SG&A Expenses + Depreciation and Depletion) reached R$376.4 million, 9% higher than 1Q01. Consolidated EBITDA showed the same increase and was R$390.4 million.
- Despite an excellent operating result in the first quarter of 2002, CSN recorded a net loss of R$197.4 million (R$2.75 per ADR), 2% above the R$194 million (R$2.70 per ADR) recorded in the 1st quarter 2001. Both periods were negatively affected by the exchange rate variation. In 2001, the Brazilian Real depreciated 10.5% and in 2002, the amortization of the deferred exchange rate impact from 2001 impacted results negatively on R$198 million, after taxes. For the consolidated figures, CSN had a net loss of R$197.8 million, 1% above the net loss in 2001.

Production and Production Costs

Total Production Costs



18% (Dep)
39%
22% (GC)
3%
6% (E/F)
12%
1 Q 01
20% (Dep)
39%
23% GC
6% (E/F)
12%
1 Q 02
Raw Material
Outsourced Slabs
Labor
Energy and Fuel (E/F)
General Costs (GC)
Depreciation (Dep)

In the first quarter 2002, production levels were unchanged from the fourth quarter of 2001. When compared to the same period last year, crude steel production increased by 3%, reaching 1.3 million tonnes, while rolled steel production was unchanged, totaling 1.1 million tonnes (production volumes measured at the continuous casters for crude steel, and at the hot strip mill for hot rolled bands - this volume slightly differs from inventory deposits due to normal process losses).

Production costs in 2002, which in a R$ per tonne basis increased by 2%, were affected by the increase in coal prices, due to the annual contract renewal in July 2001 and the higher dollar exchange rate. The 45% increase in coal average prices, in reais, includes the 18% difference in average exchange rates between the periods.

Despite the increase in coal costs, raw materials accounted for 39%, unchanged from last year, since lower scrap and outsourced coke comsumption partially offset this increase. In addition, the completion of the revampings of Blast Furnace # 3 and Hot Strip Mill # 2 increased depreciation expenses in 2002 by R$19 million.

Sales

Sales volume of finished products and slabs totaled 1,196 thousand tonnes, 17% higher than in 1Q01. This amount includes 191 thousand tonnes of exported slabs.

The domestic market accounted for 72% of total sales volume, compared to 84% in 2001.

Higher value-added galvanized steel and tin mill products accounted for 33% of total sales volume, compared to 45% last year. Slabs sales, which accounted for 16% of total sales volume, were partially responsible for this decline. Considering only finished products, the participation of coated steel products reached 39% of total sales volume.


SALES VOLUME
In Thousands of tonnes
1,018
1,029
798
1,138
1,196
84%
86%
90%
71%
72%
16%
14%
10%
29%
27%
1 Q 01
2 Q 01
3 Q 01
4 Q 01
1 Q 02
Exports
Domestic Market

CSN´s Consolidated sales volume was 1,239 thousand tonnes in the 1st quarter 2002, compared to 1,054 thousand tonnes last year. The 43 thousand tonnes difference when compared to the Parent Company's sales volume is basically due to the recognition of inventories in affiliated companies – Inal e CISA. Coated products accounted for 36% of total sales volume in 2002, 3 p.p. higher than for the Parent Company. This increase is mainly attributable to the sale of galvanized products by GalvaSud, which are produced from cold rolled material, bought mainly from CSN.

Operating Results

❑ Net revenues, Cost of Goods Sold & gross margin

Net revenues increased 11% to R$931 million in the 1st quarter 2002. The domestic market accounted for 82% of these revenues, compared to 86% in 2001. The main reasons for this increase were 17% higher sales volume and 4% higher average net prices in the local market. The average net selling price in the export market was 28% lower, due to a higher portion of slab sales. Consolidated net revenues was R$1.0 billion, 11% higher than 1Q01. The increase in the Parent Company's net revenues is responsible for this variation. The difference between the Parent Company and the Consolidated figures can be explained by the sale of surplus energy, in the amount of R$49 million, through CSN's subsidiary - *CSN Energia*.

In the 1st quarter 2002, cost of goods sold (CoGS) was 16% higher, totaling R$578 million. The following factors contributed to this increase: higher sales volume and the higher cost of imported and dollar-linked raw materials, mainly due to the negative impact, in the amount of R$23.5 million, of the 18% difference between average exchange rates for these periods. Higher depreciation expenses, already mentioned above, also contributed to this increase. Consolidated CoGS was R$650 million, 15% higher than in 1Q01.

Gross margin was 38.0% in 2002 compared to 40.7% in 2001. It was affected mainly by the increased portion of sales attributable to slabs, which lowered the portion attributable to coated products and increased the portion attributable to exports. Consolidated gross margin was almost unchanged from that of the Parent Company, at 37.6%.

❑ **SG&A expenses**

In 1Q02, sg&a expenses, without depreciation, increased 17%, totaling R$100.9 million. The main reason for this increase was the higher freight and insurance expenses, a function of higher export volume in this quarter. The transfer to administrative expenses of the provision for the profit sharing program in 2002, in the amount of R$10.8 million, also contributed to this increase, since in 2001 this provision was included in other operating income/expenses.

❑ **EBITDA**

EBITDA in 1Q02 was 9% higher, at R$376 million. EBITDA margin (EBITDA/Net revenues) was 40.4%, *compared to 41.2% in 2001, and continues to be one of the highest EBITDA margins in the steel industry* worldwide. Consolidated EBITDA also grew by 9% and reached R$390 million, with an EBITDA margin of 37.4%. Surplus energy sales, which in 2001 generated a 78% EBITDA margin, presented a 36% EBITDA margin in the 1st quarter of 2002, contributing to the decrease in the consolidated margin. The decline in energy sales margin reflects the decrease in prices at the Wholesale Energy Market, since the end of the power rationing.

❑ **Other operating income (expenses)**

In the 1st quarter 2002, the Company recorded a net operating expense of R$48 million, R$19 million higher than in 1Q01. The main reason for this is the provision to recognize the unfunded pension liability, as already mentioned in the previous quarter.

❑ **Net financial results**

Net financial results (financial income - financial expenses and net Monetary/Exchange variations) was a negative R$505 million compared to a negative R$544 million in 2001. This decrease is explained by the lower exchange rate variation in 2002 (see Exchange Rate table), which was partially offset by the amortization of the 2001 exchange rate deferral, in the amount of R$300 million, including R$222 million in financial income. After the issuance of local debentures, the cost of gross debt was reduced from 7.4% to 7%, in dollar terms.

Exchange Rate Impact Deferral: In relation to the 2001 exchange rate deferral, in the 1st quarter 2002, the Company amortized a total of R$300 million, leaving a balance of R$445 million to be amortized by 2004. Regarding the 1999 exchange rate deferral, amortization expenses totaled R$29 million in this period. The outstanding balance of R$78 million will be fully amortized by the end of this year.

❑ **Equity income (expenses)**

Equity income reached R$14 million in 2002, R$14 million lower than in 1Q01. The difference is mainly due to the sharper devaluation of the real in 2001, which generated a gain on the offshore affiliated companies, which have assets denominated in U.S. dollars.

❑ **Income Tax and Social Contribution**

In the first quarter of 2002, CSN recorded income tax and social contribution credits totaling R$101 million, a R$3 million decrease due to the lower results before taxes in 2001.

❑ **Net Loss**

Net loss in this period for the Parent Company was R$197 million (R$2.75 per ADR). Consolidated figures were identical, recording a net loss of R$198 million.

Consolidated Net Debt

CSN's consolidated gross debt on March 31, 2002 was US$2.72 billion, US$0.3 billion higher than on December 31, 2001. Cash and cash equivalents on March 31, 2002 totaled US$0.64 billion, US$0.35 billion higher than at the close of last year. These increases were due to the debentures issuance in the local market. The Company's consolidated net debt was US$2.08 billion on March 31, 2002, having decreased US$35 million, due to CSN's cash generation.

Capital Expenditures

In 2002, total CAPEX was R$131 million lower, totaling R$40 million, with R$10 million being allocated to environmental projects and R$30 million toward other projects related to the maintenance of the state of the art at the Volta Redonda mill.

Recent Events

- The European Union, in response to the North-American protectionist measures, increased tariffs on imports of tin mill products in March 2002. They established a quota for the next 6 months of approximately 309,000 tonnes per year, based in the average imports between 1999 and 2001, plus 10%. Imports above this quota will be subject to a 17.1% import tariff. There will be no quota-sharing among countries, but the EU promised to monitor imports with an intention to protect long-term suppliers, like Brazil. CSN, which exported 29,000 tonnes of tin mill products to the EU in the first quarter 2002, believes that this measure will not harm the exports to these countries, given the long-term relationships maintained with its European customers.
- On April 30 2002, upon receiving Maria Silvia Bastos Marques' resignation from her position as CEO, the Board of Directors unanimously elected Benjamin Steinbruch, currently President of the Board of Directors, to act as an interim CEO of CSN.

Companhia Siderúrgica Nacional, located in the state of Rio de Janeiro, Brazil, is a steel complex integrated by investments in infrastructure and logistics, that combines in its operation captive mines, an integrated steel mill, service centers, ports and railways. With a total annual production capacity of 5,400,000 tonnes of crude steel and gross revenues of R$4.0 billion reported in 2001, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide.

Certain of the statements contained herein, including but not limited to those with respect to the impacts of the protectionists measures worldwide, are forward-looking statements. Such statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Examples of such risks and uncertainties include but are not limited to: general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, future renegotiations or pre-payment of liabilities or credits denominated in foreign currencies, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis)

Five pages of tables follow

INCOME STATEMENT

Parent Company – BR GAAP – In thousands of R$

	1st Q 2002	4th Q 2001	1st Q 2001
Gross revenues from sales & services	**1,119,508**	**1,069,368**	**1,025,031**
Deductions from gross revenues	(188,087)	(183,337)	(186,987)
Net revenues from sales & services	**931,421**	**886,031**	**838,044**
Domestic market	766,280	725,036	722,846
Export market	165,141	160,995	115,198
Cost of goods sold (CoGS)	**(577,726)**	**(545,358)**	**(497,056)**
CoGS, net of depreciation/depletion	(454,126)	(419,935)	(406,508)
Depreciation/depletion related to CoGS	(123,600)	(125,423)	(90,548)
Gross income	**353,695**	**340,673**	**340,988**
Gross Margin (%)	*38.0*	*38.4*	*40.7*
Selling expenses	(47,056)	(38,732)	(34,071)
General and administrative expenses	(53,859)	(42,498)	(52,518)
Depreciation/amortization in SG&A	(8,410)	(8,206)	(8,025)
Other operating income (expenses), net	(48,206)	(122,447)	(29,429)
Net Financial Results	(504,989)	(404,229)	(544,473)
Financial expenses	(158,658)	94,987	(172,998)
Financial income	(239,723)	(529,457)	127,738
Monetary / Exchange variations, net	(106,608)	30,241	(499,213)
Equity in results of subsidiaries	13,604	7,362	27,923
Operating income (loss)	**(295,221)**	**(268,077)**	**(299,605)**
Non-operating income (expenses), net	(3,546)	2,309	903
Income before IT and social contribution	**(298,767)**	**(265,768)**	**(298,702)**
Income tax provision	76,954	98,386	75,991
Social contribution tax credit (provision)	24,401	36,555	28,757
Net income (loss)	**(197,412)**	**(130,827)**	**(193,954)**
Number of shares (in thousands), excluding treasury stocks	71,729,261	71,729,261	71,729,261
Net income per 1000 shares – R$	(2.75)	(1.82)	(2.70)
Additional information			
EBITDA (*)	376,380	384,866	344,947
EBITDA Margin (%)	*40.4*	*43.4*	*41.2*
Interest on Equity/Dividends	50,000	90,000	-

(*) EBITDA = gross income – SG&A expenses + depreciation, amortization and depletion.

CSN

for immediate release

INCOME STATEMENT

Consolidated – BR GAAP – In thousands of R$

	1st Q 2002	4th Q 2001	1st Q 2001
Gross revenues from sales & services	**1,261,518**	**1,300,267**	**1,153,604**
Deductions from gross revenues	(218,906)	(221,133)	(215,227)
Net revenues from sales & services	**1,042,612**	**1,079,134**	**938,377**
Domestic market	860,451	889,961	813,512
Export market	182,161	189,173	124,865
Cost of goods sold (CoGS)	**(650,487)**	**(582,949)**	**(565,161)**
CoGS, net of depreciation/depletion	(521,974)	(453,286)	(473,643)
Depreciation/depletion related to CoGS	(128,513)	(129,663)	(91,518)
Gross income	**392,125**	**496,185**	**373,216**
Gross Margin (%)	*37.6*	*45.9*	*39.8*
Selling expenses	(72,077)	(56,490)	(51,052)
General and administrative expenses	(58,136)	(53,801)	(56,907)
Depreciation/amortization in SG&A	(10,021)	(10,099)	(8,025)
Other operating income (expenses), net	(45,015)	(107,851)	(32,188)
Net Financial Results	(488,289)	(532,256)	(499,910)
Financial expenses	(140,293)	97,422	(178,975)
Financial income	(239,969)	(561,593)	147,219
Monetary / Exchange variations, net	(108,859)	(68,085)	(468,154)
Equity in results of subsidiaries	(6,900)	(11,523)	(21,847)
Operating income (loss)	**(289,145)**	**(275,835)**	**(296,713)**
Non-operating income (expenses), net	(3,565)	1,924	903
Income before IT and social contribution	**(292,710)**	**(273,911)**	**(295,810)**
Income tax provision	72,550	109,577	72,090
Social contribution tax credit (provision)	22,353	39,371	27,145
Net income (loss)	**(197,807)**	**(124,963)**	**(196,575)**
EBITDA	390,425	515,558	356,775
EBITDA Margin (%)	*37.4*	*47.7*	*38.0*

CSN

for immediate release

BALANCE SHEET
BR GAAP — In thousands of R$

	Parent Company		Consolidated	
	On 03.31.2002	**On 12.31.2001**	**On 03.31.2002**	**On 12.31.2001**
Current assets	**3,175,545**	**2,339,563**	**3,695,676**	**2,851,558**
Cash & marketable securities	1,077,050	378,684	1,472,102	660,438
Trade accounts receivable	847,715	655,068	1,067,300	935,611
Inventories	587,007	623,606	675,839	729,087
Others	663,773	682,205	480,435	526,422
Long-term receivables	**1,935,014**	**1,992,100**	**1,361,855**	**1,360,492**
Permanent assets	**9,747,426**	**10,001,732**	**8,896,486**	**9,220,989**
Investments	1,388,534	1,226,066	27,195	25,832
Fixed assets	7,672,422	7,759,471	8,119,002	8,117,554
Deferred charges	686,470	1,016,195	750,289	1,077,603
Total assets	**14,857,985**	**14,333,395**	**13,954,017**	**13,433,039**
Current Liabilities	**3,659,693**	**3,621,155**	**3,794,973**	**3,732,364**
Loans and financing	2,566,959	2,506,780	2,773,117	2,728,712
Others	1,092,734	1,114,375	1,021,856	1,003,652
Long-term liabilities	**6,228,880**	**5,559,027**	**5,226,457**	**4,582,542**
Loans & financing	3,882,966	3,171,442	3,534,516	2,842,531
Taxes on revaluation reserve	1,098,795	1,215,112	1,100,611	1,216,927
Others	1,247,119	1,172,473	591,330	523,084
Shareholders' equity	**4,969,412**	**5,153,213**	**4,932,587**	**5,118,133**
Capital	1,680,947	1,680,947	1,680,947	1,680,947
Capital reserve	10,485	1,258	10,485	1,258
Revaluation reserves	2,286,348	2,309,650	2,286,348	2,309,650
Revenue reserves	1,161,358	1,161,358	1,161,358	1,126,278
Retained earnings	(169,726)		(206,551)	
otal Liabilities and Shareholders' equity	**14,857,985**	**14,333,395**	**13,954,017**	**13,433,039**

CSN

for immediate release

SALES VOLUME
In thousands of tonnes

	1st Q 2002	4th Q 2001	1st Q 2001
BRAZILIAN MARKET	**867**	**809**	**855**
Hot Rolled	338	286	312
Cold Rolled	207	190	180
Galvanized	155	157	194
Tin Mill Products	156	168	169
Slabs	11	8	-
EXPORT MARKET	**329**	**329**	**163**
Hot Rolled	57	49	52
Cold Rolled	4	3	12
Galvanized	5	8	5
Tin Mill Products	72	57	94
Slabs	191	212	-
TOTAL MARKET	**1,196**	**1,138**	**1,018**
Hot Rolled	395	335	364
Cold Rolled	211	193	192
Galvanized	160	165	199
Tin Mill Products	228	225	263
Slabs	202	220	-

Exchange Rates (R$/US$)						
	4th Q 2000	1st Q 2001	2nd Q 2001	3rd Q 2001	4th Q 2001	1st Q 2002
US$	1.9554	2.1616	2.3049	2.6713	2.3204	2.3236
Change (%)	6.1	10.5	6.6	15.9	(13.1)	0.1

NET REVENUE BY PRODUCT
In R$/tonne

	1st Q 2002	4th Q 2001	1st Q 2001
BRAZILIAN MARKET	**827**	**836**	**797**
Hot Rolled	611	603	553
Cold Rolled	739	716	702
Galvanized	1,106	1,095	1,020
Tin Mill Products	1,171	1,151	1,094
Slabs	310	293	-
EXPORT MARKET	**500**	**487**	**696**
Hot Rolled	420	464	404
Cold Rolled	538	474	522
Galvanized	729	901	965
Tin Mill Products	976	1,087	860
Slabs	337	316	-
TOTAL MARKET	**737**	**735**	**781**
Hot Rolled	577	583	532
Cold Rolled	752	712	691
Galvanized	1,096	1,085	1,018
Tin Mill Products	1,127	1,135	1,010
Slabs	312	315	-

INVESTMENTS IN FIXED AND DEFERRED ASSETS – PARENT COMPANY
In millions of reais

	1st Q 2002	4th Q 2001	1st Q 2001
Technological improvements	6.6	16.7	48.9
Cold Strip Mill #2/3	0.1	-	-
BF#3	(1.4)	48.0	39.9
Hot Strip Mill#2	0.7	32.3	16.7
Environmental projects	10.2	24.5	15.1
Deferred	7.3	16.2	14.7
Others*	16.6	72.2	36.0
TOTAL	**40.1**	**209.9**	**171.3**

* general construction work, materials, maintenance, logistics, etc

Form ITR
for the period ending March 31, 2002

O REGISTRO NA CVM NÃO IMPLICA QUALQUER APRECIAÇÃO SOBRE A COMPANHIA, SENDO OS SEUS ADMINISTRADORES RESPONSÁVEIS PELA VERACIDADE DAS INFORMAÇÕES PRESTADAS.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

4 - NIRE
15910

01.02 - SEDE

1 - ENDEREÇO COMPLETO	2 - BAIRRO OU DISTRITO
RUA LAURO MULLER, Nº 116 - 36º ANDAR	BOTAFOGO

3 - CEP	4 - MUNICÍPIO	5 - UF
22299-900	RIO DE JANEIRO	RJ

6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
021	2586-1500	-	-	
11 - DDD	**12 - FAX**	**13 - FAX**	**14 - FAX**	
021	2586-1318	-	-	

15 - E-MAIL
invrel@csn.com.br

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME
ANTONIO MARY ULRICH

2 - ENDEREÇO COMPLETO	3 - BAIRRO OU DISTRITO
RUA LAURO MULLER, Nº 116 - 36º ANDAR	BOTAFOGO

4 - CEP	5 - MUNICÍPIO	6 - UF
22299-900	RIO DE JANEIRO	RJ

7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
021	2586-1500	-	-	
12 - DDD	**13 - FAX**	**14 - FAX**	**15 - FAX**	
021	2586-1318	-	-	

16 - E-MAIL
invrel@csn.com.br

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2002	31/12/2002	1	01/01/2002	31/03/2002	4	01/10/2001	31/12/2001

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
ARTHUR ANDERSEN S/C	00283-6
11 - NOME DO RESPONSÁVEL TÉCNICO	**12 - CPF DO RESP. TÉCNICO**
AMAURI FROMENT FERNANDES	174.625.417-34

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 - TRIMESTRE ATUAL 31/03/2002	2 - TRIMESTRE ANTERIOR 31/12/2001	3 - IGUAL TRIMESTRE EX. ANTERIOR 31/03/2001
Do Capital Integralizado			
1 - Ordinárias	71.729.261	71.729.261	71.729.261
2 - Preferenciais	0	0	0
3 - Total	71.729.261	71.729.261	71.729.261
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO Privada Nacional
4 - CÓDIGO ATIVIDADE 1140200 - Siderurgia
5 - ATIVIDADE PRINCIPAL FABRICAÇÃO, TRANSF E COMERC. DE PRODUTOS SIDERÚRGICOS
6 - TIPO DE CONSOLIDADO Parcial
7 - TIPO DO RELATÓRIO DOS AUDITORES Com Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL
01	02.281.836/0001-37	COMPANHIA FERROVIÁRIA DO NORDESTE - CFN
02	00.924.429/0001-75	FERROVIA CENTRO ATLÂNTICA S.A.(FCA)
03	00.924.429/0001-75	MRS LOGÍSTICA S.A.

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	RCA	12/04/2002	Juros Sobre Capital Próprio		ON	0,0006970650
02	AGO/E	30/04/2002	Juros Sobre Capital Próprio		ON	0,0012547180

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1 - ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
15/05/02	[signature]

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CODIGO	2 - DESCRIÇÃO	3 - 31/03/2002	4 - 31/12/2001
1	Ativo Total	14.857.985	14.333.395
1.01	Ativo Circulante	3.175.545	2.339.563
1.01.01	Disponibilidades	2.038	34.702
1.01.01.01	Bancos Conta Movimento	1.968	34.683
1.01.01.02	Outros	70	19
1.01.02	Créditos	847.715	655.068
1.01.02.01	Mercado Interno	573.117	510.244
1.01.02.02	Mercado Externo	357.332	226.220
1.01.02.03	Provisão para Devedores Duvidosos	(82.734)	(81.396)
1.01.03	Estoques	587.007	623.606
1.01.03.01	Produtos Acabados	162.369	169.265
1.01.03.02	Produtos em Elaboração	102.333	137.054
1.01.03.03	Matérias-primas	158.687	136.943
1.01.03.04	Almoxarifado	142.159	148.312
1.01.03.05	Importações em Andamento	13.488	12.560
1.01.03.06	Materiais em trânsito	7.971	19.472
1.01.04	Outros	1.738.785	1.026.187
1.01.04.01	Títulos e Valores Mobiliários	1.075.012	343.982
1.01.04.02	IRRF/CSL a Compensar	230.383	210.598
1.01.04.03	Imposto de Renda Diferido	68.533	99.098
1.01.04.04	Contribuição Social Diferida	22.460	35.356
1.01.04.05	Dividendos Propostos a Receber	241.870	239.854
1.01.04.06	Outros	100.527	97.299
1.02	Ativo Realizável a Longo Prazo	1.935.014	1.992.100
1.02.01	Créditos Diversos	53.057	52.763
1.02.01.01	Empréstimos ELETROBRÁS	53.057	52.763
1.02.02	Créditos com Pessoas Ligadas	655.142	643.281
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	655.142	643.281
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	1.226.815	1.296.056
1.02.03.01	Imposto de Renda Diferido	259.199	220.727
1.02.03.02	Contribuição Social Diferida	43.375	29.595
1.02.03.03	Depósitos Judiciais	370.797	367.790
1.02.03.04	Títulos e Valores a Receber	120.997	121.712
1.02.03.05	PIS/PASEP a Compensar	73.688	137.107
1.02.03.06	Arrendamentos	36.191	31.081
1.02.03.07	Investimentos Disponíveis para venda	262.259	286.912
1.02.03.08	Outros	60.309	121.132
1.03	Ativo Permanente	9.747.426	10.001.732
1.03.01	Investimentos	1.388.534	1.226.066

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/03/2002	4 -31/12/2001
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	1.388.534	1.226.066
1.03.01.03	Outros Investimentos	0	0
1.03.02	Imobilizado	7.672.422	7.759.471
1.03.02.01	Em Operação Líquido	7.517.548	7.511.190
1.03.02.02	Em Obras	64.453	158.340
1.03.02.03	Terrenos	90.421	89.941
1.03.03	Diferido	886.470	1.016.195

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2002	4 - 31/12/2001
2	Passivo Total	14.857.985	14.333.395
2.01	Passivo Circulante	3.659.693	3.621.155
2.01.01	Empréstimos e Financiamentos	2.566.959	2.506.780
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	363.077	364.662
2.01.04	Impostos, Taxas e Contribuições	375.139	350.625
2.01.04.01	Salários e Contribuições Sociais	59.841	55.149
2.01.04.02	Tributos a Recolher	129.216	98.627
2.01.04.03	Imposto de Renda Diferido	137.507	138.027
2.01.04.04	Contribuição Social Diferida	48.575	58.822
2.01.04.05	Tributos e Obrigações Parceladas	0	0
2.01.05	Dividendos a Pagar	90.394	90.397
2.01.05.01	Juros sobre Capital Próprios Deliberados	394	397
2.01.05.02	Dividendos e JCP Propostos	90.000	90.000
2.01.06	Provisões	17.542	18.093
2.01.06.01	Trabalhista, Cível e Fiscal	17.542	18.093
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	246.582	290.598
2.01.08.01	Outros	246.582	290.598
2.02	Passivo Exigível a Longo Prazo	6.228.880	5.559.027
2.02.01	Empréstimos e Financiamentos	3.882.966	3.171.442
2.02.02	Debêntures	0	0
2.02.03	Provisões	1.401.595	1.502.108
2.02.03.01	Trabalhista, Cível, Fiscal e Ambiental	71.408	68.615
2.02.03.02	Imposto de Renda em Juízo	137.460	125.271
2.02.03.03	Contribuição Social em Juízo	93.932	93.110
2.02.03.04	Imposto de Renda Diferido	832.490	920.539
2.02.03.05	Contribuição Social Diferida	266.305	294.573
2.02.04	Dívidas com Pessoas Ligadas	705.875	696.929
2.02.05	Outros	238.444	188.548
2.02.05.01	Provisão para perdas em investimento	8.206	4.592
2.02.05.02	Outros	230.238	183.956
2.03	Resultados de Exercícios Futuros	0	0
2.05	Patrimônio Líquido	4.969.412	5.153.213
2.05.01	Capital Social Realizado	1.680.947	1.680.947
2.05.01.01	Ações Ordinárias	1.680.947	1.680.947
2.05.02	Reservas de Capital	10.485	1.258
2.05.03	Reservas de Reavaliação	2.286.348	2.309.650
2.05.03.01	Ativos Próprios	2.286.111	2.309.413
2.05.03.02	Controladas/Coligadas	237	237
2.05.04	Reservas de Lucro	1.161.358	1.161.358

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/03/2002	4 -31/12/2001
2.05.04.01	Legal	196.449	196.449
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	964.909	964.909
2.05.04.07.01	De Investimentos	964.909	964.909
2.05.04.07.02	Ações em Tesouraria	0	0
2.05.05	Lucros/Prejuízos Acumulados	(169.726)	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2002 a 31/03/2002	4 - 01/01/2002 a 31/03/2002	5 - 01/01/2001 a 31/03/2001	6 - 01/01/2001 a 31/03/2001
3.01	Receita Bruta de Vendas e/ou Serviços	1.119.508	1.119.508	1.025.031	1.025.031
3.02	Deduções da Receita Bruta	(188.087)	(188.087)	(186.987)	(186.987)
3.03	Receita Líquida de Vendas e/ou Serviços	931.421	931.421	838.044	838.044
3.04	Custo de Bens e/ou Serviços Vendidos	(577.726)	(577.726)	(497.056)	(497.056)
3.04.01	Depreciação, Exaustão e Amortização	(123.599)	(123.599)	(90.548)	(90.548)
3.04.02	Outros	(454.127)	(454.127)	(406.508)	(406.508)
3.05	Resultado Bruto	353.695	353.696	340.988	340.988
3.06	Despesas/Receitas Operacionais	(648.916)	(648.916)	(640.593)	(640.593)
3.06.01	Com Vendas	(48.159)	(48.159)	(34.735)	(34.735)
3.06.01.01	Depreciação e Amortização	(1.102)	(1.102)	(664)	(664)
3.06.01.02	Outras	(47.057)	(47.057)	(34.071)	(34.071)
3.06.02	Gerais e Administrativas	(61.166)	(61.166)	(59.879)	(59.879)
3.06.02.01	Depreciação e Amortização	(7.307)	(7.307)	(7.361)	(7.361)
3.06.02.02	Outras	(53.859)	(53.859)	(52.518)	(52.518)
3.06.03	Financeiras	(398.381)	(398.381)	(45.260)	(45.260)
3.06.03.01	Receitas Financeiras	(239.723)	(239.723)	127.738	127.738
3.06.03.02	Despesas Financeiras	(158.658)	(158.658)	(172.998)	(172.998)
3.06.04	Outras Receitas Operacionais	1.693	1.693	2.258	2.258
3.06.05	Outras Despesas Operacionais	(156.507)	(156.507)	(530.900)	(530.900)
3.06.05.01	Variação Monetária e Cambial Líquida	282	282	(466.931)	(466.931)
3.06.05.02	Amortização da Variação Cambial Especial	(106.890)	(106.890)	(32.282)	(32.282)
3.06.05.03	Outras	(49.899)	(49.899)	(31.687)	(31.687)
3.06.06	Resultado da Equivalência Patrimonial	13.604	13.604	27.923	27.923
3.07	Resultado Operacional	(295.221)	(295.221)	(299.605)	(299.605)
3.08	Resultado Não Operacional	(3.546)	(3.546)	903	903
3.08.01	Receitas	1.530	1.530	904	904
3.08.02	Despesas	(5.076)	(5.076)	(1)	(1)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2002 a 31/03/2002	4 - 01/01/2002 a 31/03/2002	5 - 01/01/2001 a 31/03/2001	6 - 01/01/2001 a 31/03/2001
3.09	Resultado Antes Tributação/Participações	(298.767)	(298.767)	(298.702)	(298.702)
3.10	Provisão para IR e Contribuição Social	(16.350)	(16.350)	15.444	15.444
3.11	IR Diferido	117.705	117.705	89.304	89.304
3.11.01	IR Diferido	89.937	89.937	64.635	64.635
3.11.02	Contribuição Social Diferida	27.768	27.768	24.669	24.669
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.15	Lucro/Prejuízo do Período	(197.412)	(197.412)	(193.954)	(193.954)
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	71.729.261	71.729.261	71.729.261	71.729.261
	LUCRO POR AÇÃO				
	PREJUÍZO POR AÇÃO	(0,00275)	(0,00275)	(0,00270)	(0,00270)

04.01 - NOTAS EXPLICATIVAS

Em milhares de reais, exceto quando mencionado

1. CONTEXTO OPERACIONAL

A Companhia Siderúrgica Nacional (CSN) produz aços planos, tendo como principal instalação industrial a Usina Presidente Vargas, localizada no Município de Volta Redonda, Estado do Rio de Janeiro.

A CSN explora, ainda, minério de ferro, calcário e dolomita, no Estado de Minas Gerais, para suprir as necessidades da Usina Presidente Vargas. Para otimização de suas atividades, a companhia também investe estrategicamente em empresas de transporte ferroviário e energia elétrica, entre outras.

2. APRESENTAÇÃO DAS DEMONSTRAÇÕES CONTÁBEIS

Atendendo a configuração do formulário das informações trimestrais, as Demonstrações das Origens e Aplicações de Recursos e dos Fluxos de Caixa da controladora e consolidado, estão sendo apresentadas no quadro "Outras informações que a companhia entenda como relevantes".

3. PRINCIPAIS PRÁTICAS CONTÁBEIS

As demonstrações contábeis foram elaboradas de acordo com as práticas contábeis previstas na legislação societária brasileira e nas normas e pronunciamentos estabelecidos pela Comissão de Valores Mobiliários (CVM) e pelo Instituto Brasileiro dos Auditores Independentes – IBRACON.

(a) Apuração do resultado

O resultado das operações é apurado em conformidade com o regime contábil de competência de exercícios. Conforme detalhado na nota 13, a companhia optou por diferir parte das variações cambiais líquidas incorridas no primeiro trimestre de 1999 e no exercício de 2001.

(b) Títulos e valores mobiliários

Os títulos e valores mobiliários estão registrados ao custo, acrescidos dos rendimentos auferidos até a data dos balanços, não excedendo o valor de mercado.

(c) Provisão para devedores duvidosos

A provisão para devedores duvidosos foi constituída em montante julgado suficiente pela Administração, para absorver eventuais perdas na realização dos recebíveis.

(d) Estoques

Os estoques são valorizados ao menor valor entre o custo médio de produção/compra e o valor líquido de realização ou o custo de reposição, respectivamente, exceto as importações em andamento, que são valorizadas ao custo identificado.

(e) Demais ativo circulante e realizável a longo prazo

São apresentados ao valor de realização, incluindo, quando aplicável, os rendimentos auferidos até a data do balanço ou, no caso de despesas antecipadas, ao custo.

(f) Investimentos

Os investimentos em sociedades controladas, controladas em conjunto e coligadas são avaliados pelo método da equivalência patrimonial, acrescidos de ágio a amortizar, quando aplicável.

Os demais investimentos permanentes são avaliados pelo custo de aquisição.

(g) Imobilizado

O valor do ativo imobilizado da controladora inclui a reavaliação dos bens, com base em laudo de peritos avaliadores independentes, realizado em 31 de março de 1999, conforme facultado pela Deliberação CVM nº 288 de 3 de dezembro de 1998. A depreciação é calculada pelo método linear, às taxas mencionadas na nota 12, com base na vida útil-econômica remanescente dos bens após a reavaliação. A exaustão da mina é calculada com base na quantidade de minério de ferro extraída. Os encargos financeiros relativos a recursos captados para obras em andamento são capitalizados enquanto as mesmas não forem concluídas.

As controladas demonstram o ativo imobilizado pelo valor de custo de aquisição, líquido de depreciação acumulada, exceto a FEM – Projetos, Construções e Montagens S.A. que possui bens reavaliados, que não ultrapassam o valor de recuperação dos mesmos.

(h) Diferido

A formação do diferido deve-se, basicamente, a gastos incorridos no desenvolvimento e implantação de projetos que deverão gerar retorno econômico para a companhia nos próximos exercícios, sendo a amortização efetuada linearmente de acordo com o prazo previsto de retorno econômico dos referidos projetos. Adicionalmente, inclui o montante das variações cambiais líquidas relativas ao primeiro trimestre de 1999 e exercício de 2001, conforme disposto na Deliberação CVM nº 294/99 e Deliberações CVM nºs 404/01 e 409/01, respectivamente.

(i) Passivo circulante e exigível a longo prazo

São demonstrados pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos, variações monetárias e cambiais incorridas até a data dos balanços.

(j) Provisão para manutenção e grandes reformas dos altos-fornos

É registrada conforme a característica dos gastos, sendo: a) Manutenção - constituída anualmente de acordo com estimativas de gastos a serem incorridos para manter certas instalações em plena capacidade de produção (a provisão é apresentada no passivo circulante no grupo Outros); b) Grandes reformas e refratamento - são capitalizados no ativo imobilizado em operação, sendo depreciados pelo período compreendido até a próxima grande reforma prevista.

(k) Benefícios a empregados

Em atendimento à Deliberação CVM nº 371 de 13 de dezembro de 2000, a companhia, mediante estudo atuarial, optou por provisionar anualmente 20% desse encargo, a partir do exercício de 2002 até 2006, correspondentes aos benefícios pós empregos, conforme divulgado na Nota 25c.

(l) Imposto de Renda e Contribuição Social sobre o Lucro Líquido

São calculados com base nas alíquotas efetivas de imposto de renda e contribuição social sobre o lucro líquido e consideram a compensação de prejuízos fiscais e base negativa de contribuição social, limitada a 30%, para fins de determinação de exigibilidade. São constituídos créditos fiscais de impostos diferidos sobre prejuízo fiscais, base negativa e sobre diferenças temporárias, bem como, débitos fiscais de imposto de renda e contribuição social sobre variação cambial diferida de 1999 e 2001 e outras diferenças temporais.

4 – DEMONSTRAÇÕES CONTÁBEIS CONSOLIDADAS

As demonstrações contábeis consolidadas em 31 de março de 2002 e 31 de dezembro de 2001 incluem as seguintes controladas e controladas em conjunto:

Empresas	Participação direta no capital social total e votante (%) 31/03/2002	31/12/2001	Atividades principais
Consolidadas integralmente:			
CSN Overseas	100,00	100,00	Operações financeiras
CSN Steel Corp.	100,00	100,00	Participações societárias
CSN Islands Corp.	100,00	100,00	Operações financeiras
CSN Energy Corp.	100,00	100,00	Participações societárias
Steel I, S.A.	100,00	100,00	Participações societárias
CISA - CSN Indústria de Aços Revestidos S.A.	99,99	99,99	Centro de serviços de produtos siderúrgicos
FEM - Projetos , Construções e Montagem S.A.	99,99	99,99	Manutenção e montagem
Indústria Nacional de Aços Laminados - Inal S.A.	99,99	99,99	Centro de serviços de produtos siderúrgicos
CSC - Cia. Siderúrgica do Ceará	99,99	99,99	Siderurgia
CSN Panama, S.A.	99,99	99,99	Participações societárias
CSN Energia S.A.	99,90	99,90	Comercialização de energia elétrica
CSN Participações Energéticas S.A.	99,70	99,70	Participações societárias
CSN I S.A.	99,67	99,67	Siderurgia
Consolidadas proporcionalmente:			
GalvaSud S.A	51,00	51,00	Centro de serviços de produtos siderúrgicos
Nordeste Energia Participações S.A (NEPAR) (1)	50,01	50,01	Participações societárias
Sepetiba Tecon S.A (2)	20,00	20,00	Serviços portuários

(1) *Em 28/03/2002 os acionistas da NEPAR decidiram liquidar a empresa.*

(2) Considerando a participação indireta na Sepetiba Tecon S.A., através da CSN Panama,S.A., o percentual de participação total atinge 50%.

As datas de encerramento dos exercícios sociais das controladas e controladas em conjunto são coincidentes com as da controladora.

As demonstrações contábeis elaboradas em dólares norte-americanos (CSN Panama, S.A., CSN Islands, Corp., CSN Steel Corp., CSN Overseas, CSN Energy Corp. e CSN Steel, S.A.) foram convertidas para reais pela taxa de 31 de março de 2002 – R$ 2,3236 (31 de dezembro de 2001 - R$ 2,3204 e de 31 de março de 2001 – R$ 2,1616) e os ganhos/perdas auferidos dessas conversões foram contabilizados nos resultados dos respectivos exercícios, na linha de resultado de equivalência patrimonial na controladora e na linha de variação monetária no consolidado. As referidas demonstrações contábeis foram preparadas utilizando-se de práticas contábeis compatíveis com as adotadas pela controladora.

Na elaboração das demonstrações contábeis consolidadas, todos os saldos e transações entre as sociedades consolidadas foram eliminados.

04.01 - NOTAS EXPLICATIVAS

Adotando procedimento consistente com o praticado nas demonstrações contábeis de 31 de dezembro de 2001, a companhia não está consolidando as investidas abaixo por não apresentarem alteração relevante na unidade econômica consolidada.

	Participação no capital social(%)			
	31/03/2002		31/12/2001	
Empresas	Total	Votante	Total	Votante
Companhia Ferroviária do Nordeste - CFN	30,00	30,00	30,00	30,00
Ferrovia Centro Atlântica S.A. (FCA)	11,95	11,66	11,95	11,66
MRS Logística S.A.	32,17	18,63	32,17	18,63

As demonstrações contábeis consolidadas não contemplam a CSN Aceros, S.A., coligada através da participação de 37,50% pela CSN Panama, S.A.

A conciliação entre o patrimônio líquido e o lucro líquido do exercício da controladora e do consolidado é apresentada a seguir:

	Patrimônio líquido		Lucro líquido	
	31/03/2002	31/12/2001	31/03/2002	31/03/2001
Controladora	4.969.412	5.153.213	(197.412)	(193.954)
Eliminação de lucros nos estoques	(22.880)	(20.599)	(2.281)	(1.296)
Juros ativados	(14.489)	(14.489)		(34)
Outros ajustes	544	8	1.886	(1.291)
Consolidado	4.932.587	5.118.133	(197.807)	(196.575)

Estão sendo apresentadas apenas as mutações do patrimônio líquido da controladora(nota 18).

5. TRANSAÇÕES ENTRE PARTES RELACIONADAS

	CSN OVERSEAS	CSN CAYMAN*	CSN IRON*	CSN PANAMA	CSN ISLANDS	MRS	CALVASUD	CISA	INAL	OUTRAS**	TOTAL 31/03/2002	TOTAL 31/12/2001
ATIVO												
Contas a Receber	317	341.467				315	23.902	330	66.271	182	432.604	318.644
Outras Operações:												
Debêntures Sepetiba Tecon										18.000	18.000	18.000
Dividendos a receber CSN Energia										241.870	241.870	230.854
Mútuo/conta corrente(1)	478.214		152.603	24.325		4.761		128	137	97	660.265	648.182
Adiantamento a fornecedores						5.877					5.877	5.877
Adiantamento para futuro aumento de capital										6.220	6.220	75.051
TOTAL	478.531	341.487	152.603	24.325		10.953	23.902	458	66.408	266.369	1.366.036	1.300.608
PASSIVO												
Empréstimos:												
Pré-pagamento	65.184	111.041									177.225	128.059
Fixed rate notes(2)	142.185										142.185	145.974
Emprest. Investidas	70.395										70.395	69.174
Intercompany bonds(3)			1.436.565		827.036						2.263.600	2.248.308
Mútuo/conta corrente(1)	760.983	19.510									780.493	835.612
Outras Operações:												
Prestação de Serviços										2.196	2.196	577
Estoque de Coligadas								45.596	2.749		48.344	64.037
Contas a pagar						2.118	37		22	321	2.498	686
TOTAL	1.039.747	130.551	1.436.565		827.036	2.118	37	45.595	2.771	2.517	3.496.936	3.493.026
											31/03/2002	31/03/2001
RECEITA												
Vendas de produtos e serviços		150.403					17.648	864	39.630		208.545	198.846
Juros e variação cambial	8.293	(2.073)	(210)	482	303						6.795	49.289
Outras						3				66	69	402
TOTAL	8.293	148.330	(210)	482	303	3	17.648	864	39.630	66	215.409	248.537
DESPESA												
Serviços						4.310				8.835	13.175	
Juros e variação cambial	15.749	625	34.489		(1.976)					81	48.988	310.301
Outras												7.723
TOTAL	15.749	625	34.489		(1.976)	4.310				8.916	62.143	318.024

*CSN Cayman e CSN Iron – participação indireta através Energy I Corp. e CSN Panama. S.A., respectivamente.

**OUTRAS: CFN, FCA, CSC, Fundação CSN, CBS - Caixa Beneficente dos Empregados da CSN, FEM, NEPAR, Sepetiba Tecon S.A., CSN Energia S.A. e CSN Participações Energéticas S.A.

Essas operações foram pactuadas em condições normais de mercado e/ou legislação vigente para operações semelhantes, sendo as principais destacadas abaixo:

(1) Libor + 3% a.a.- vencimento – 05/2002 e 09/2002 – Overseas
Libor + 3% a.a. - vencimento - indeterminado – CSN Iron
IGPM + 6% a.a. – vencimento – indeterminado – CSN Panama
(2) Juros de 11% a.a. - vencimento 1ª tranche: 23/01/2004 e 2ª tranche: 29/01/2004.
(3) Juros de 9,5% a.a. (1ª tranche) e 8,25% a.a.(2ª tranche) - vencimento 1ª e 2ª tranche: 01/06/2007 – CSN Iron
Juros de 2,8% a.a.- vencimento: 02/08/2002 – CSN Islands

6. TÍTULOS E VALORES MOBILIÁRIOS

	Controladora		Consolidado	
	31/03/2002	31/12/2001	31/03/2002	31/12/2001
Curto prazo				
Fundo de investimento financeiro (líquido de imposto de renda na fonte)	918.321	200.485	999.628	450.349
Aplicação no exterior e posição líquida de opções de dólar	7.479	376	335.051	30.163
Renda fixa	149.212	143.121	125.441	120.065
	1.075.012	343.982	1.460.120	600.577
Longo prazo (incluído em Outros)				
Renda fixa e debêntures (líquido de provisão para perdas prováveis e imposto de renda na fonte)	19.169	19.169	10.169	4.048
	1.094.181	363.151	1.470.289	604.625

A Administração da companhia vem aplicando a maior parte de seus recursos financeiros em Fundos de Investimentos, os quais estão compostos por títulos do governo e papéis de renda fixa com variação monetária ou cambial, emitidos no país.

7 – CONTAS A RECEBER

	Controladora		Consolidado	
	31/03/2002	31/12/2001	31/03/2002	31/12/2001
Mercado interno	573.117	510.244	1.035.301	906.743
Empresas controladas e coligadas	90.974	101.057		
Outros clientes	482.143	409.187	1.035.301	906.743
Mercado externo	357.332	226.220	123.421	115.386
Empresas controladas e coligadas	341.830	217.587		
Outros clientes	15.502	8.633	123.421	115.386
Provisão para devedores duvidosos	(82.734)	(81.396)	(91.422)	(86.518)
	847.715	655.068	1.067.300	935.611

8. ESTOQUES

	Controladora		Consolidado	
	31/03/2002	31/12/2001	31/03/2002	31/12/2001
Produtos acabados	182.369	169.265	204.682	217.306
Produtos em elaboração	102.333	137.054	101.483	134.634
Matérias-primas	158.687	136.943	199.524	191.795
Almoxarifado	142.159	148.312	143.380	149.707
Importações em andamento	13.488	12.560	13.634	12.803
Materiais em trânsito	7.971	19.472	13.136	22.842
	587.007	623.606	675.839	729.087

9. IMPOSTO DE RENDA E CONTRIBUIÇÃO SOCIAL DIFERIDOS

	Controladora		Consolidado	
	31/03/2002	31/12/2001	31/03/2002	31/12/2001
Ativo circulante				
Imposto de renda	68.533	99.098	82.506	111.746
Contribuição social	22.460	35.356	23.335	36.139
	90.993	134.454	105.841	147.885
Realizável a longo prazo				
Imposto de renda	259.199	220.727	287.028	248.507
Contribuição social	43.375	29.595	52.679	39.001
	302.574	250.322	339.707	287.508
Passivo circulante				
Imposto de renda	137.507	138.027	138.007	138.694
Contribuição social	48.575	58.822	48.756	59.062
	186.082	196.849	186.763	197.756
Exigível a longo prazo				
Imposto de renda	832.490	920.539	833.824	921.873
Contribuição social	266.305	294.573	266.787	295.054
	1.098.795	1.215.112	1.100.611	1.216.927
Patrimônio líquido				
IR s/ parcela de reserva de reavaliação	(833.976)	(840.515)	(833.976)	(840.515)
CSL s/ parcela de reserva de reavaliação	(268.167)	(279.798)	(268.167)	(279.798)
	(1.102.143)	(1.120.313)	(1.102.143)	(1.120.313)

	Controladora		Consolidado	
Resultado	31/03/2002	31/03/2001	31/03/2002	31/03/2001
Imposto de renda	89.937	64.635	91.850	65.667
Contribuição social	27.768	24.669	28.035	24.735
	117.705	89.304	119.885	90.402

04.01 - NOTAS EXPLICATIVAS

As origens do imposto de renda e contribuição social diferidos da controladora são demonstradas a seguir:

	31/03/2002				31/12/2001			
	Imposto de renda		Contribuição social		Imposto de renda		Contribuição social	
Ativos	Curto prazo	Longo prazo	Curto prazo	Longo prazo	Curto prazo	Longo prazo	Curto prazo	Longo prazo
Provisão para contingências cíveis, trabalhistas e fiscais	4.386	31.706	1.579	10.148	4.523	26.676	1.628	8.538
Provisão para devedores duvidosos	3.127	13.173	1.126	4.216	11.005	5.686	3.982	1.787
Provisão para juros sobre capital próprio	22.521		8.108		22.522		8.108	
Provisão para passivo a descoberto		2.022		660		1.140		307
Provisão para perdas de estoque	2.321		836		2.057		741	
Provisão para perda de imobilizado	620		198		620		198	
Provisão para participação nos lucros	2.700		972					
Tributos em discussão judicial		52.740				46.697		
Prejuízos fiscais / base negativa	27.046	122.438	8.280	15.238	23.000	136.395	8.280	17.981
Perdas de títulos a receber		30.896		11.123	30.856		11.123	
Outros	5.812	6.194	1.361	1.946	4.475	4.226	1.316	944
Total	68.533	259.190	22.460	43.375	99.098	220.727	35.358	29.505

	Imposto de renda		Contribuição social		Imposto de renda		Contribuição social	
Passivos	Curto prazo	Longo prazo	Curto prazo	Longo prazo	Curto prazo	Longo prazo	Curto prazo	Longo prazo
Variação cambial diferida	105.144	26.730	98.822	8.240	96.527	117.684	34.350	37.659
Lucros de controladas no exterior não disponibilizados		287	102					
IR / CSL sobre reserva de reavaliação	32.363	801.613	11.651	258.516	42.500	798.015	24.432	256.366
Outros		4.840		1.549		4.840		1.548
Total	137.507	832.490	46.575	268.305	139.027	920.539	58.822	294.573

O imposto de renda e a contribuição social ativos diferidos decorrentes de prejuízos fiscais e base negativa de contribuição social, foram constituídos baseados no histórico de rentabilidade da companhia e a conseqüente expectativa de rentabilidade futura. A expectativa é de que tais créditos sejam integralmente compensados no período de até 5 anos.

Além dos créditos já registrados, a companhia possui ação judicial relativa ao "Plano Verão", na qual busca os efeitos financeiro-fiscais, relativamente ao expurgo inflacionário do IPC de janeiro de 1989, de 51,87%, na apuração da base de cálculo do IRPJ/CSL. Em 1ª Instância o pedido da companhia foi julgado procedente, em parte, limitando o percentual de janeiro de 1989 a 42,72%, descontado o índice já aplicado de 12,15%.Os efeitos da referida ação não foram reconhecidos contabilmente pela companhia(vide nota 17, item c).

A conciliação das despesas e receitas de imposto de renda – IRPJ e de contribuição social – CSL correntes da controladora e o produto da aliquota efetiva sobre o lucro antes do IRPJ e da CSL é demonstrada como segue:

	31/03/2002		31/03/2001	
	IRPJ	CSL	IRPJ	CSL
Lucro antes da CSL e do IRPJ	(298.767)	(298.767)	(298.702)	(298.702)
Alíquota	25%	9%	25%	9%
total	74.692	26.889	74.676	26.883
Ajustes para refletir a aliquota efetiva:				
Resultado de equivalência patrimonial	4.445	1.600	9.347	3.365
Diferença de alíquota		(2.851)		
Lucros disponibilizados de controladas no exterior		(103)		
Diferenças temporárias alocadas no diferido	(89.937)	(27.768)	(64.635)	(24.669)
Outras adições (exclusões)	(2.183)	(1.134)	(8.032)	(1.491)
Controladora	(12.983)	(3.367)	11.356	4.088
Consolidado	(19.300)	(5.682)	6.423	2.410

10 - PIS/PASEP A COMPENSAR

Em razão da decisão judicial favorável, já transitada em julgado, de inconstitucionalidade dos Decretos-Lei nºs 2.445/88 e 2.449/88, pelo STF e pela Resolução nº 49/95 do Senado Federal, bem como consubstanciada na opinião de seus consultores legais, a companhia está apresentando este crédito no seu balanço patrimonial, o qual inclui o principal e acréscimos legais.

11 - INVESTIMENTOS

Empresas	Quantidade de ações		Participação no capital social (%)	Informações sobre a investida	
	Ordinárias	Preferenciais		Patrimônio líquido e Passivo a descoberto	Lucro (Prejuízo) líquido do período
Em operação					
FEM	376.336	-	99,99	2.866	(1.714)
MRS (a)	35.084.843	74.289.193	32,17	19.046	(17.328)
GalvaSud (c)	70.655.879		51,00	84.013	(12.149)
Inal	8.457.189		99,99	107.791	4.186
CSN Overseas	2.500		100,00	(3.591)	(10.291)
CSN Islands	50.000		100,00	116	
CSN Panama	16.870	11.411	99,99	410.800	26.498
CISA	129.999.997		99,99	205.162	(1.567)
CSN Energia	999		99,90	307.453	20.155
Sepetiba Tecon(a)	7.825.384		20,00	28.086	(5.618)
CSN Energy Corp	200.000.000		100,00	354.641	(2.521)
Em pré-operação					
CSN Participações Energéticas	997		99,70	1	
CSN I	600	1.194	99,67	2	
Total de Investimentos					
Outros investimentos ao custo(b)					
Ágio					
Inal					
MRS					
CISA					
Total do Ágio					
Total do movimento dos investimentos e ágio em 2002					
Total do movimento dos investimentos e ágio em 2001					
Passivo a descoberto sobre investimentos					
CSN Overseas	2.500		100,00		
CSN Steel	1		100,00	(29)	
CSC	1.099.996		99,99	(4.584)	
Total do movimento do passivo a descoberto em 2002					
Total do movimento do passivo a descoberto em 2001					

(a) Empresas auditadas por outros auditores independentes

(b) Companhia de Desenvolvimento do Sudeste-CDSE

(c) Todas as ações de propriedade da CSN na GalvaSud encontram-se empenhadas em favor do Unibanco - União de Bancos Brasileiros S.A. e do Kreditanstalt Fur Wiederaufbau, garantindo financiamentos contraídos pela GalvaSud junto àquelas instituições financeiras.

(d) O Conselho de Administração decidiu alienar as participações acionárias da companhia na Itá Energética S.A (ITASA), considerando que existem evidências formais de que a venda se realizará num futuro próximo.
Os saldos dos investimentos foram transferidos para o ativo realizável a longo prazo em 31 de dezembro de 2001.
Este montante, foi atualizado pela equivalência patrimonial devido a determinação da Instrução CVM nº. 247/96, art.7º, totalizando R$ 772.

04.01 - NOTAS EXPLICATIVAS

Movimentação de investimentos em 2002							Consolidado
Saldo em 31/12/2001	Adições	Baixas	Amortização de ágio	Equivalência patrimonial	Juros sobre capital próprio/ dividendos	Saldo em 31/03/2002	Saldo em 31/03/2002
4.580				(1.714)		2.866	
11.701	103	(103)		(5.574)		6.127	6.127
42.923	6.115			(6.191)		42.847	
104.947				2.844		107.791	
6.690				(6.690)			
116						116	
383.770				27.030		410.800	
85.396	121.332			(1.567)		205.161	
208.410	11.318			13.784	(2.016)	231.496	
6.958				(1.341)		5.617	
356.671				(2.029)		354.642	
1						1	
2						2	
1.212.165	138.868	(103)		18.552 (d)	(2.016)	1.367.466	6.127
130						130	130
10.595			(435)			10.160	10.160
2.064	7.811	(82)	(127)			9.666	9.666
1.112						1.112	1.112
13.771	7.811	(82)	(562)			20.938	20.938
1.226.066	146.679	(185)	(562)	18.552	(2.016)	1.388.534	27.195
1.087.497	1.166	(4.725)	(497)	37.387		1.120.828	327.458
				(3.591)		(3.591)	
(8)				(22)		(30)	
(4.584)				(1)		(4.585)	
(4.592)				(3.614)		(8.206)	
(17.127)				(8.967)		(26.094)	

12 - IMOBILIZADO

		Controladora			
		31/03/2002			31/12/2001
	Taxa efetiva de depreciação, exaustão e amortização (% ao ano)	Custo corrigido e reavaliado	Depreciação, exaustão e amortização acumuladas	Líquido	Líquido
Terrenos		90.421		90.421	89.941
Máquinas e equipamentos	5,91	6.741.447	(1.129.486)	5.611.961	5.590.677
Edificações	4,00	933.434	(178.441)	754.993	762.631
Móveis e utensílios	10,00	90.721	(73.054)	17.667	18.345
Minas e jazidas	1,62	1.136.599	(51.484)	1.085.115	1.089.704
Outros bens	20,00	105.675	(55.385)	50.290	52.310
Provisão para perdas prováveis na baixa de bens		(2.478)		(2.478)	(2.477)
		9.095.819	(1.487.850)	7.607.969	7.601.131
Obras em andamento		64.453		64.453	158.340
Controladora		9.160.272	(1.487.850)	7.672.422	7.759.471
Consolidado		9.653.348	(1.534.346)	8.119.002	8.117.554

Em Assembléia Geral Extraordinária realizada em 31 de março de 1999, os acionistas aprovaram o laudo de avaliação efetuado por empresa especializada, que contemplou terrenos, máquinas e equipamentos, instalações, imóveis e edificações, existentes nas plantas da Usina Presidente Vargas, Casa de Pedra e Arcos, além da mina de minério de ferro em Casa de Pedra, o que foi possível por se tratar de uma mina manifestada, assim definida pelo Decreto 24.642/1934 – Código de Minas – , como sendo as jazidas conhecidas à época pertencentes aos proprietários do solo onde se encontravam.

A depreciação, exaustão e amortização total no 1° trimestre de 2002 foi de R$ 118.983 (2001 - R$ 104.146), sendo R$ 114.221 (2001 – R$ 99.368) apropriados ao custo de produção e R$4.762 (2001 – R$ 4.777) às despesas gerais e administrativas (não inclui amortização do diferido).

A parcela da depreciação e exaustão total dos bens reavaliados absorvida no resultado a cada ano é transferida no patrimônio líquido em igual montante, da reserva de reavaliação para lucros acumulados. No 1° trimestre de 2002, esse montante, líquido de imposto de renda e contribuição social, foi de R$ 26.762 (2001 – R$ 29.981).

As obras em andamento são representadas, principalmente, por um conjunto de planos de investimento visando a atualização e desenvolvimento tecnológico para manter a companhia em condições de competitividade nos mercados nacional e internacional. Os principais planos são voltados para empreendimentos em proteção do meio ambiente, redução de custos, infra-estrutura e técnicas de automação, informática e telecomunicação. O montante de encargos financeiros capitalizados, no 1° trimestre de 2002, sobre obras em andamento foi de R$ 2.172 (2001 – R$ 3.992).

No 1° trimestre de 2002, os bens dados em garantia nas operações financeiras atingiram um total de R$ 1.697.732 (2001 – R$ 1.656.747).

13 - DIFERIDO

	Controladora		Consolidado	
	31/03/2002	31/12/2001	31/03/2002	31/12/2001
Variação cambial diferida	2.060.179	2.060.179	2.068.186	2.068.185
Projetos de informática	127.317	124.350	130.476	127.982
Outros projetos	83.491	79.194	141.555	132.582
	2.270.987	2.263.723	2.340.217	2.328.749
Amortização acumulada	(1.584.517)	(1.247.528)	(1.589.928)	(1.251.146)
	686.470	1.016.195	750.289	1.077.603

Os projetos de informática são representados por projetos de automação e informatização de processos operacionais que visam a redução de custos e aumento da competitividade da companhia.

O saldo remanescente das variações cambiais diferidas no exercício de 1999, pela companhia e sua MRS Logística S.A. com base na Medida Provisória n°. 1818 e na Deliberação CVM n°. 294, de 26 de março de 1999, será amortizado em 2002.

Conforme disposto na Medida Provisória nº 3, de 26 de setembro de 2001 e nas Deliberações CVM n°s. 404 e 409, de 27 de setembro de 2001 e 1º de novembro de 2001 respectivamente, a companhia e suas investidas MRS Logística S.A. e GalvaSud S.A. optaram por diferir o resultado líquido negativo decorrente do ajuste dos valores em reais de obrigações e créditos em moeda estrangeira, em virtude de variação nas taxas de câmbio ocorridas no ano de 2001, devendo ser amortizados em até quatro anos, iniciada dentro do próprio exercício.

A movimentação ocorrida pode ser assim demonstrada:

	Trimestre findo em 31/03/1999	Exercício de 2001	Total em 31/03/2002
Variação cambial diferida	699.543	1.360.636	2.060.179
Amortização acumulada incluindo liquidação de empréstimos:			
1999	(294.279)		(294.279)
2000	(173.779)		(173.779)
2001	(124.107)	(615.173)	(739.280)
1o.trimestre de 2002	(29.301)	(299.965)	(329.266)
Saldo a amortizar	78.077	445.498	523.575

Demonstração da expectativa da amortização:

2002(abril a dezembro)	78.077	211.979	290.056
2003		130.339	130.339
2004		103.180	103.180
	78.077	445.498	523.575

14.EMPRÉSTIMOS E FINANCIAMENTOS

	Controladora				Consolidado			
	31/03/2002		31/12/2001		31/03/2002		31/12/2001	
	Curto prazo	Longo prazo	Curto prazo	Longo prazo	Curto prazo	Longo prazo	Curto prazo	Longo prazo
MOEDA ESTRANGEIRA								
Pré - pagamento	400.333	493.754	465.140	462.754	333.488	383.394	393.765	406.070
Euronotes	718.269	1.533.576	857.179	1.392.240	831.478	184.338	846.785	184.084
Commercial paper					328.232	766.788	328.063	765.732
BNDES/Finame	54.902	731.999	59.272	736.257	54.902	731.999	59.272	736.257
Importações financiadas	795.588	193.995	824.530	222.595	795.588	193.995	824.530	222.595
Eximbank - Japão	25.103	123.233	22.962	124.548	25.103	123.233	22.962	124.548
Outros	465.288	130.147	180.498	194.138	320.776	308.152	185.711	228.450
	2.457.481	3.206.704	2.409.581	3.132.532	2.689.547	2.689.899	2.661.088	2.667.736
MOEDA NACIONAL								
BNDES/Finame	55.573	30.640	62.475	38.910	55.573	30.640	62.475	38.910
Debêntures	18.356	645.622			18.356	645.622		
Outros	35.549		34.724		9.641	168.355	5.149	135.885
	109.478	676.262	97.199	38.910	83.570	844.617	67.624	174.795
Total	2.566.959	3.882.966	2.506.780	3.171.442	2.773.117	3.534.516	2.728.712	2.842.531

As amortizações do principal de longo prazo apresentam, em 31 de março de 2002, as seguintes composições por ano de vencimento:

	Controladora	Consolidado
2003	494.024	1.180.337
2004	469.112	367.382
2005	765.654	807.327
2006	286.069	329.007
2007 a 2024	1.868.107	850.463
Total	3.882.966	3.534.516

Sobre os empréstimos e financiamentos externos e internos contratados incidem juros, cujas taxas anuais apresentam-se em 31 de março de 2002, como segue:

	Controladora	Consolidado
até 7%	2.445.517	3.420.203
De 7,1 a 9%	668.823	871.040
De 9,1 a 11%	2.558.981	1.212.009
Acima de 11%	778.604	804.381
Total	6.449.925	6.307.633

Composição percentual da dívida total por moeda / indexador de origem :

	Controladora		Consolidado	
	31/03/2002	31/12/2001	31/03/2002	31/12/2001
Dólar norte-americano	80,85	88,99	77,49	86,87
Iene	5,01	6,38	5,86	6,50
Taxa de juros de longo prazo	1,34	1,79	3,56	4,18
CDI	8,25		8,43	
Cesta de moedas	1,25	1,43	1,71	1,45
Outras moedas	3,30	1,41	2,96	1,00
	100,00	100,00	100,00	100,00

A companhia contrata operações de derivativo, conforme nota 15, com o objetivo de minimizar os riscos de oscilações relevantes na paridade de moeda estrangeira.

Conforme aprovado na Assembléia Geral Extraordinária e na Reunião do Conselho de Administração, realizadas em 10 de janeiro de 2002 e 20 de fevereiro de 2002, respectivamente,a companhia emitiu 69.000 debêntures, nominativas e não conversíveis, sem garantia nem preferência, com valor nominal de R$10.000, em duas séries. Foram emitidas 54.000 debêntures da 1ª série e 15.000 da 2ª série.O valor nominal unitário está sendo atualizado monetariamente, acrescido da respectiva remuneração calculada "pro rata temporis", sendo a primeira emissão corrigida pela DI acrescida de 2,75% e a segunda emissão pelo IGPM mais juros de 13,25%, desde a data da emissão até a data da efetiva integralização, que será à vista, em moeda corrente, no ato da subscrição. O vencimento está previsto para 01/02/2005 (1ª série) e 01/02/2006 (2ª série), com opção de resgate antecipado(total ou parcial) à opção da emitente.

Em março de 2002, a companhia efetuou recompra de 4.396 debêntures, sendo 2.345 da 1ª série e 2051 da 2ª série.

As garantias concedidas em razão dos empréstimos e financiamentos totalizaram R$ 4.136 milhões em 31 de março de 2002 (R$ 3.977 milhões em 31 dedezembro de 2001), constituindo-se principalmente de bens do imobilizado, avais e fianças. Esse total não considera as garantias concedidas para empresas controladas, conforme mencionado na nota 16.

15 . INSTRUMENTOS FINANCEIROS

Considerações gerais

O negócio da companhia compreende a produção de aços planos para atender aos mercados interno e externo a extração de minério de ferro, calcário e dolomita para suprir as necessidades da Usina Presidente Vargas. Os principais fatores de risco de mercado que afetam o negócio da companhia podem ser assim enumerados:

(a) Risco de taxa de câmbio

Apesar da maior parte das receitas da companhia serem denominadas em reais, em 31 de março de 2002, R$ 5.664.185 da dívida total da companhia eram denominados em moeda estrangeira. Dessa forma, a companhia está exposta ao risco de mudanças nas taxas de câmbio. A companhia administra o risco decorrente das flutuações das taxas de câmbio, que afetam o valor em reais necessários para pagar as obrigações denominadas em moeda estrangeira, utilizando instrumentos financeiros derivativos, principalmente contratos futuros, *swaps*, mercado a termo e contratos de opção com bancos, assim como aplicação de parte substancial de suas disponibilidades em títulos remunerados pela variação cambial.

O objetivo da Administração ao manter esses instrumentos é igualar os ganhos dos investimentos dos recursos de empréstimos às perdas de câmbio relativas à desvalorização do real face ao dólar norte-americano e o iene. Os recursos desses empréstimos foram investidos em aplicações de curto prazo denominadas em reais, que renderam juros à taxa de mercado no Brasil.

(b) Risco de crédito

A exposição ao risco de crédito é administrada através da restrição de contrapartes em instrumentos derivativos para instituições financeiras de grande porte com alta qualidade de crédito. Dessa forma, a administração acredita que o risco de não cumprimento pelas contrapartes é insignificante. A companhia não mantém, nem emite, instrumentos financeiros para fins de comércio. A seletividade de seus clientes, assim como a diversificação de sua carteira de recebíveis e acompanhamento dos prazos de financiamento de vendas por segmento de negócio, são procedimentos que a CSN adota de modo a minimizar eventuais problemas de seus parceiros comerciais.

Os valores dos instrumentos financeiros registrados em contas patrimoniais em 31 de março de 2002, cujo valor de mercado difere do valor contábil, estão assim representados:

	Valor contábil	Valor de mercado
Investimento e ágio em sociedade controlada em conjunto	12.933	3.136
Empréstimos e financiamentos (curto e longo prazo)	6.449.925	6.371.750

Em 31 de março de 2002 a posição consolidada dos contratos de derivativos em aberto era a seguinte:

	Contrato		US$ mil	R$ mil
	Data	Vencimento	Valor de referência	Ajuste a valor de mercado
Swap cambial iene/dólar- CSN	02/08/2000	02/08/2002	350.000	(170.660)
Swap cambial dólar/iene - CSN Islands	02/08/2000	02/08/2002	350.000	170.660
Forward de moedas - iene	Diversas	05/04/2002 a 09/12/2002	32.146	(7.258)
Operações com taxas de câmbio	07/01/2002	02/01/2003 e 03/01/2003	613.000	5.695
Opções com taxas de juros Cap(Libor semestral)	Diversas	31/12/2003 a 31/12/2004	600.000	1.672

Os ganhos não foram contabilizados, atendendo ao princípio do conservadorismo. A perda apresentada acima no valor de R$ 7.258 está reconhecida no resultado financeiro do exercício.

(c) Valor de mercado

Os valores apresentados acima como "ajuste a valor de mercado" foram calculados de acordo com as condições verificadas nos mercados local e internacional em 31 de março de 2002, para transações financeiras com características idênticas, tais como: volume da transação e prazo até vencimento pactuado. São utilizados modelos matemáticos que têm como premissa básica a inexistência de arbitragem entre mercados e ativos financeiros. Por fim, todas as transações realizadas nos mercados não organizados (mercado balcão) são contratadas com Instituições Financeiras, previamente aprovadas pelo Conselho de Administração da companhia.

16. AVAIS E FIANÇAS

A companhia possui junto às controladas e controladas em conjunto as seguintes responsabilidades por garantias fiduciárias (avais e/ou fianças):

		Em Milhões			
Empresas	Moeda	31/03/2002	31/12/2001	Vencimento	Condições
CSN Overseas	US$	670,0	670,0	02/04/02 a 30/12/03	Nota promissória / aval referente à operação de commercial papers
CSN Panama, S.A	US$	850,0	850,0	30/12/03	Aval para operação financeira de hedge de juros
CSN Iron, S.A	US$	79,3	79,3	01/06/07	Nota promissória referente operação de eurobonds
CSN Islands Corp.	US$	700,0	700,0	02/08/02	Nota promissória pela contratação de notes e operação financeira de hedge
CISA - CSN Indústria de Aços Revestidos S.A	US$	28,3	23,7	13/09/02 a 28/08/07	Notas promissórias / aval ref. contratos de finct° de importação
CISA - CSN Indústria de Aços Revestidos S.A	R$	190,7	190,7	02/09/02	Fiança de contrato de financiamento do BNDES
CISA - CSN Indústria de Aços Revestidos S.A	EURO	1,5		28/2/03	Fiança para financiamento do Eximbank-KFW
Companhia Ferroviária do Nordeste - CFN	R$	18,5		11/07/02	Garantia de fiança solidária, junto ao BBV, para capital de giro
Sepetiba Tecon S.A	US$	36,7	39,1	15/09/03 e 15/06/09	Fidejussória do financiamento para aquisição de equipamentos
Sepetiba Tecon S.A	R$	28,7	28,5	15/12/11 e 16/01/12	Fiança para financiamento de 60% das obras civis e instalações
Indústria Nacional de Aços Laminados - INAL S.A	R$	4,5	6,8	24/07/02 e 15/04/03	Fidejussória de financiamento de ativos
GalvaSud S.A	R$	175,3	175,1	12/12/12	Fiança para financiamento de equipamentos importados e nacionais

17. PASSIVOS CONTINGENTES E DEPÓSITOS JUDICIAIS

A companhia está discutindo nas esferas administrativa e judicial competentes, ações e reclamações de diversas naturezas como demonstrado abaixo:

	31/03/2002		31/12/2001	
	Depósitos judiciais	Passivo Contingente	Depósitos judiciais	Passivo Contingente
Curto prazo:				
Trabalhista		16.373		17.086
Cíveis		1.169		1.007
Controladora		17.542		18.093
Consolidado		17.666		19.916
Longo prazo:				
Trabalhista	17.135	47.645	17.271	46.792
Cíveis	2.984	23.763	2.984	21.823
Fiscais	119.286	270.644	129.154	242.277
Contribuição social	93.932	93.932	93.110	93.110
Imposto de renda	137.460	137.460	125.271	125.271
Outras		55.477		38.148
Controladora	370.797	628.921	367.790	567.421
Consolidado	375.266	648.166	371.958	581.808

O passivo contingente está apresentado na rubrica de Provisões (circulante e exigível a longo prazo) e Tributos a recolher, exceto quanto ao imposto de renda e contribuição social que estão apresentados em linha específica.

a) Ações Trabalhistas:

A CSN figurava como ré, até 31 de março de 2002, em 1905 reclamações trabalhistas, sendo provisionado naquela data o valor de R$64.018. Os pleitos das ações, em sua grande maioria, estão relacionados com a responsabilidade subsidiária, equiparação salarial, horas extras e adicionais de insalubridade e periculosidade.

Os pedidos referentes à responsabilidade subsidiária representam grande parte do total das reclamações trabalhistas contra a companhia e são decorrentes do não pagamento pelas empresas contratadas das obrigações com seus empregados, o que resulta na inclusão da CSN no polo passivo das ações para honrar, subsidiariamente, o pagamento de tais obrigações.

As ações mais recentes decorrentes da responsabilidade subsidiária tendem a ser extintas em relação à CSN, em vista dos procedimentos adotados pela companhia para fiscalizar e cobrar o cumprimento dos pagamentos de salários e recolhimentos de encargos sociais, através da criação dos Núcleos de Acompanhamento de Contratos, em operação há aproximadamente 20 meses.

b) Ações Cíveis:

Dentre os processos judiciais cíveis em que a companhia é parte, encontram-se, principalmente, ações com pedido de indenização. Tais processos, em geral, são decorrentes de acidentes de trabalho e doenças ocupacionais relacionadas às atividades industriais da companhia. Para essas demandas foi provisionado o valor de aproximadamente R$24.932.

04.01 - NOTAS EXPLICATIVAS

c) Ações Fiscais:

PIS/COFINS – Lei 9.718/99

A CSN questiona a legalidade da Lei 9.718/99, que amplia as bases de cálculos do PIS e da COFINS, incluindo nas mesmas as receitas financeiras da companhia. O montante provisionado em 31 de março de 2002 está em R$ 129.982.

A companhia obteve sentença favorável de 1ª instância e o processo está em reexame obrigatório pelo TRF da 2ª Região. Ainda não houve julgamento da matéria por tribunais superiores, entretanto, os advogados da companhia consideram possíveis as chances de êxito.

CPMF

A companhia questiona a exigência da CPMF desde a promulgação da Emenda Constitucional nº 21/99. O montante provisionado em 31 de março de 2002 está em R$ 81.182.

A sentença de 1ª instância foi favorável e o processo está em julgamento no TRF da 2ª Região. Ressalta-se que a jurisprudência mais recente não vem sendo favorável aos contribuintes.

CIDE – Contribuição para intervenção no domínio econômico

A CSN questiona a validade jurídica da Lei 10.168/00, que institui a cobrança de contribuição de intervenção no domínio econômico sobre as importâncias pagas, creditadas ou remetidas a beneficiários não-residentes no país, a título de royalties ou remuneração sobre contratos de fornecimento, assistência técnica, cessão e licenças de uso de marcas e cessão e licença de exploração de patentes. Existe um depósito judicial no valor de R$17.014.

A companhia aguarda a decisão de 1º instância judicial. Embora ainda não exista uma jurisprudência consolidada, haja vista que os processos sobre a matéria ainda são muito recentes, os advogados da companhia consideram possíveis as chances de êxito.

Salário-educação

A companhia discute a inconstitucionalidade do Salário-educação e a possibilidade de recuperação das parcelas recolhidas no período de 05.01.89 à 16.10.96. O valor provisionado em 31 de março de 2002 está em R$ 21.378.

A sentença de 1ª instância foi desfavorável e o processo se encontra atualmente em julgamento no TRF da 2ª Região. Recentemente, o STF julgou a questão de forma contrária aos contribuintes, fato que reduz as expectativas de êxito neste processo.

SAT - Seguro acidente do trabalho

A companhia entende que deve recolher o SAT à alíquota de 1% em todos os seus estabelecimentos, e não a 3%, como determina a legislação vigente. Os valores estão sendo provisionados e chegam ao montante de R$16.977 em 31 de março de 2002.

A sentença de 1ª instância foi desfavorável e o processo se encontra atualmente no TRF da 2ª Região. Embora não exista julgamento da matéria por tribunais superiores, os advogados da companhia consideram possíveis as chances de êxito.

Outros:

A companhia possui ainda provisões para diversos processos referentes a ICMS, FGTS LC 110, Drawback e Adicional de frete para renovação da marinha mercante(AFRMM), cujo montante atinge a R$ 4.111.

Imposto de renda e Contribuição social:

A companhia pleiteia o reconhecimento dos efeitos financeiro-fiscais relativos ao expurgo inflacionário do IPC de janeiro de 1989, de 51,87% (conforme apuração da base de cálculo do IRPJ/CSL). O depósito judicial sobre a matéria chega a R$ 231.392.

Em primeira instância, o pedido da companhia foi julgado parcialmente procedente, limitando o percentual de janeiro de 1989 a 42,72%, descontando o índice já aplicado de 12,15%. Os possíveis efeitos contábeis da referida ação não foram reconhecidos pela companhia. O processo está em julgamento no TRF da 1ª Região. A jurisprudência majoritária tem sido no sentido de conceder o índice de 42,72% em janeiro de 1989, tal como na sentença de 1ª instância da companhia.

18. PATRIMÔNIO LÍQUIDO

	Capital social integralizado	Reservas	Lucros / (prejuízos) acumulados	Total do patrimônio líquido
Saldos em 30/12/2000	1.680.947	3.628.321	436.790	5.746.058
Realização da reserva de reavaliação, líquida de imposto de renda e contribuição social		(110.384)	110.384	
Diferencial de alíquota CSL		37.180		37.180
Lucro líquido do período			296.040	296.040
Reservas		186.424	(186.424)	
Juros sobre capital próprio deliberados			(130.000)	(130.000)
Juros sobre capital próprio propostos			(90.000)	(90.000)
Dividendos deliberados		(269.275)	(436.790)	(706.065)
Saldos em 31/12/2001	1.680.947	3.472.266		5.153.213
Realização da reserva de reavaliação, líquida de imposto de renda e contribuição social		(27.686)	27.686	
Regularização IRPJ/CSL s/reserva de reavaliação		4.384		4.384
Constituição de reserva		9.227		9.227
Prejuízo líquido do período			(197.412)	(197.412)
Saldos em 31/03/2002	1.680.947	3.458.191	(169.726)	4.969.412

(a) Capital social integralizado

O capital social em 31 de março de 2002 e em 31 de dezembro de 2001 é composto por 71.729.261 mil ações ordinárias, todas escriturais e sem valor nominal. Cada ação ordinária dá direito a um voto nas deliberações da Assembléia Geral.

(b) Reserva de reavaliação (controladora)

Refere-se à reavaliação de bens do ativo imobilizado da companhia aprovada na Assembléia Geral Extraordinária de 31 de março de 1999, que objetivou adequar os montantes do ativo imobilizado à sua realidade econômica e ao seu valor de mercado ou de recuperação, em conformidade com a Deliberação CVM nº 288, de 3 de dezembro de 1998.

Atendendo às disposições contidas na Deliberação CVM nº 273, de 20 de agosto de 1998, foi constituída provisão para contribuição social e para o imposto de renda diferidos, classificada no exigível a longo prazo, sobre o saldo da reserva de reavaliação (exceto terrenos).

A parcela realizada da reserva de reavaliação, líquida de imposto de renda e contribuição social, integra a base de cálculo do dividendo mínimo obrigatório.

(c) Constituição de reserva

Conforme mencionado na nota 14, em 2002, a Companhia emitiu 60.000 debêntures, gerando um prêmio no valor de R$ 9.227.

(d) Composição acionária

Em 31 de março de 2002, os principais acionistas da CSN são:

	Em milhares	
	Quantidade de Ações	
	Ordinárias	%
Vicunha Siderurgia	33.337.091	46,48
Fundação Vale do Rio Doce de Seguridade Social	7.410.457	10,33
ADR	6.286.396	8,76
Caixa Beneficente dos Empregados da CSN - CBS	2.604.922	3,63
Clube de Investimento CSN	1.592.611	2,22
Outros	20.497.784	28,58
Ações em circulação	71.729.261	100,00

19. RECEITA LÍQUIDA E CUSTOS DOS PRODUTOS VENDIDOS

VENDAS POR PRODUTO:	31/03/2002			31/03/2001		
	Toneladas (mil)	Milhares de reais		Toneladas (mil)	Milhares de reais	
		Receita líquida	CPV		Receita líquida	CPV
Mercado interno :	866	716.602	413.649	855	681.622	388.217
Planos a quente	338	206.266	125.447	312	172.606	102.465
Planos a frio	207	153.021	92.864	180	126.174	76.997
Zincadas	155	171.892	89.953	194	197.826	103.920
Metálicas	155	182.144	102.293	169	185.016	104.835
Placas	11	3.279	3.092			
Mercado externo :	330	164.544	128.161	163	113.365	82.940
Planos a quente	57	23.826	20.705	52	20.877	16.810
Planos a frio	4	2.022	1.827	12	6.162	4.945
Zincadas	6	4.166	3.479	5	5.212	2.772
Metálicas	72	69.993	47.701	94	81.114	58.413
Placas	191	64.537	54.449			
Produtos de aço	1.196	881.146	541.810	1.018	794.987	471.157
Outras vendas		50.275	35.916		43.057	25.899
Controladora	1.196	931.421	577.726	1.018	838.044	497.056
Consolidado	1.239	1.042.612	650.487	1.054	938.377	565.161

20 – RECEITAS E LUCROS CONSOLIDADOS POR SEGMENTO DE NEGÓCIO

As informações por segmento de negócio são derivadas de registros contábeis mantidos de acordo com a Lei das Sociedades por Ações.

A divulgação segmentada seguiu o conceito do IAS14 (norma internacional), conforme sugerido pela CVM, proporcionando a avaliação do desempenho das diversas áreas de negócios geridas pela empresa.

Desde novembro de 2000, quando houve a criação da diretoria executiva comercial, a companhia está assim estruturada: presidência e cinco diretorias executivas – operações, comercial, centro corporativo, infra-estrutura e novos negócios.

O presidente da companhia é responsável pelo planejamento estratégico, Assessoria da Presidência e Assessoria de imprensa. O diretor-executivo do Centro Corporativo é responsável pela administração financeira, controladoria e tecnologia da informação, assuntos legais, relações com investidores, recursos humanos, comunicação corporativa Fundação CSN e CBS – Fundo de pensão da CSN. O diretor-executivo de operações é responsável pela fabricação do aço e de produtos de aço da CSN. O diretor-executivo Comercial é responsável pela venda, marketing e comercialização dos produtos de aço da CSN. O diretor-executivo de Energia e Infra-estrutura é responsável pelas minas, investimentos em logística (ferrovias e portos), administração de imóveis próprios, geração e distribuição de energia. O diretor-executivo de Novos Negócios é responsável por projetos, novos e os em andamento.

	2002				
	Siderurgia e Serviços	Centro Corporativo	Energia e Infra-estrutura	Eliminações	Consolidado
Receita líquida de vendas					
Intercompanhia	210.359			(210.359)	
Terceiros	991.357		51.255		1.042.612
	1.201.716		51.255	(210.359)	1.042.612
Custo dos produtos e serviços vendidos	(823.326)		(34.065)	206.904	(650.487)
Lucro bruto	378.390		17.190	(3.455)	392.125
Receitas e Despesas operacionais					
Despesas com vendas	(73.359)		(66)		(73.425)
Despesas administrativas		(66.809)			(66.809)
Outras receitas (despesas) operacionais	(44.035)	(790)	(190)		(45.015)
	(117.394)	(67.599)	(256)		(185.249)
Resultado financeiro líquido		(381.735)		1.473	(380.262)
Variações monetárias e cambiais líquidas		(108.886)		27	(108.859)
Resultado de participações societárias	13.758	18.645	6.358	(45.661)	(6.900)
Lucro(prejuízo) operacional	274.754	(539.575)	23.292	(47.616)	(289.145)
Despesas não operacionais	(3.565)				(3.565)
Lucro(prejuízo) antes do imposto de renda e da contribuição social	271.189	(539.575)	23.292	(47.616)	(292.710)
Imposto de renda e contribuição social	(81.809)	183.456	(7.920)	1.176	94.903
Lucro(prejuízo) líquido	189.380	(356.119)	15.372	(46.440)	(197.807)

Disputas entre agentes do setor elétrico, agravadas pela escassez de oferta de energia elétrica durante o racionamento, impediram a liquidação financeira das operações realizadas no âmbito do Mercado Atacadista de Energia (MAE). Tais disputas foram solucionadas pelo Acordo Geral firmado entre agentes do setor elétrico, com intervenção direta do Governo Federal.

A receita líquida de vendas reconhecida pelo segmento de energia através da CSN Energia S.A., foi no montante de R$ 48.548, dos quais R$ 31.538, corresponde ao volume de energia comercializada pelo MAE, valorizada segundo a melhor estimativa.

21 – RESULTADO FINANCEIRO E VARIAÇÕES MONETÁRIAS E CAMBIAIS LÍQUIDAS

	Controladora		Consolidado	
	31/03/2002	31/03/2001	31/03/2002	31/03/2001
Despesas financeiras:				
Empréstimos e financiamentos - moeda estrangeira	(42.821)	(42.691)	(66.377)	(99.892)
Empréstimos e financiamentos - moeda nacional	(13.373)	(20.413)	(14.984)	(20.413)
Com controladas	(63.573)	(86.874)		
Outras despesas financeiras	(38.891)	(43.020)	(58.932)	(58.670)
	(158.658)	(172.998)	(140.293)	(178.975)
Receitas financeiras:				
Com controladas	8.182	333		
Rendimento(perda) sobre aplicações financeiras líquidas de provisões para perdas	(103.261)	90.658	(98.177)	94.637
Amortização variação cambial Delib. CVM 404/01 e 409/01	(222.376)		(222.376)	
Outros rendimentos	77.732	36.747	80.584	52.582
	(239.723)	127.738	(239.969)	147.219
Resultado financeiro líquido	(398.381)	(45.260)	(380.262)	(31.756)
Variações monetárias e cambiais ativas:				
Com controladas	1.617	52.031	(541)	44.778
Sobre aplicação financeira/clientes/mútuo	62	7.646	(8.217)	7.646
Outras	439	(1.236)	10.521	592
	2.118	58.441	1.763	53.016
Variações monetárias e cambiais passivas:				
Sobre financiamento	(79)	(435.406)	(568)	(376.790)
Amortização da variação cambial diferida	(106.890)	(32.282)	(107.557)	(32.282)
Outras	(1.757)	(89.966)	(2.497)	(112.098)
	(108.726)	(557.654)	(110.622)	(521.170)
Variações monetárias e cambiais líquidas	(106.608)	(499.213)	(108.859)	(468.154)

22 - RECEITAS (DESPESAS) NÃO OPERACIONAIS

	Controladora		Consolidado	
	31/03/2002	31/03/2001	31/03/2002	31/03/2001
Ganho líquido na alienação de participações societárias	1.492	(1)	1.492	(1)
Perda líquida na baixa de bens	(876)		(876)	
Reversão de provisão para perdas prováveis na baixa de bens e direitos		650		650
Constituição de provisão para perdas prováveis na baixa de bens e direitos	(4.200)		(4.200)	
Outras	38	254	19	254
	(3.546)	903	(3.565)	903

23 –VALOR ADICIONADO (CONTROLADORA)

	R$ Milhões	
	31/03/2002	31/03/2001
Receitas		
Venda de mercadoria, produtos e serviços	1.114	1.019
Provisão para devedores duvidosos	(1)	2
Resultado não operacional	(4)	1
	1.109	1.022
Insumos adquiridos de terceiros		
Matéria prima consumida	(222)	(203)
Custo dos produtos e serviços	(165)	(145)
Materiais, energia, serviços de terceiros e outros	(121)	(72)
	(508)	(420)
Valor adicionado bruto	601	602
Retenções		
Depreciação, amortização e exaustão	(132)	(99)
Valor adicionado liquido produzido	469	503
Valor adicionado recebido em transferência		
Resultado de participação societária	13	28
Receita Financeira	(238)	186
	(225)	214
Valor adicionado total a distribuir	244	717
DISTRIBUIÇÃO DO VALOR ADICIONADO		
Pessoal e encargos	82	95
Impostos, taxas e contribuições	104	106
Juros e variação cambial	255	710
Lucros retidos / prejuizos do exercicio	(197)	(194)

A demonstração divulgada em 31 de março de 2001 foi adequada para fins de comparabilidade, tendo em vista os novos critérios de apuração definidos pelo Ofício Circular CVM/SCN/SEP/número 01/00.

24. DEMONSTRAÇÃO DO EBITDA

O EBITDA (lucro bruto menos despesas de vendas, gerais e administrativas mais depreciação e exaustão) está demonstrado a seguir:

	Controladora		Consolidado	
	R$ Milhões		R$ Milhões	
	31/03/2002	31/03/2001	31/03/2002	31/03/2001
Receita líquida	931	838	1.042	938
Custo dos produtos vendidos (CPV)	(578)	(497)	(650)	(565)
Lucro bruto	353	341	392	373
Despesas operacionais (vendas, gerais e administrativas)	(109)	(95)	(140)	(116)
Depreciação (CPV e despesas operacionais)	132	99	138	100
EBITDA	376	345	390	357
EBITDA-MARGEM %	40,4	41.2%	37,4	38,0

25. FUNDO DE PENSÃO

(a) Administração do Plano de Previdência Privada

A companhia é a principal patrocinadora da Caixa Beneficente dos Empregados da CSN - CBS, sociedade civil sem fins lucrativos constituída em julho de 1960, cujo principal objetivo é o pagamento de benefícios complementares aos da previdência oficial. A CBS congrega empregados da CSN e de empresas a ela vinculadas direta ou indiretamente, na medida em que firmem convênio de adesão e da própria CBS.

A CBS possui três planos de benefícios, sendo dois Planos de Benefício Definido (Plano de 35% da Média Salarial e Plano de Suplementação da Média Salarial) e um plano misto de Contribuição Definida para Aposentadorias e de Benefícios Definidos para os de Risco (Plano Misto de Benefício Suplementar),aprovado pela Secretaria de Previdência Complementar em 27 de dezembro de 1995.

Em 31 de março, os planos apresentavam a seguinte composição:

	31/03/2002	31/12/2001
Associados:	19.631	19.674
Em Atividade	7.857	7.829
Aposentado	11.774	11.845
Distribuição dos associados por plano de benefício:		
Plano de 35% da média salarial	6.441	6.505
Ativos	79	80
Assistidos	6.362	6.425
Plano de suplementação da média salarial	5.791	5.816
Ativos	612	617
Assistidos	5.179	5.199
Plano misto de benefício suplementar	7.399	7.353
Ativos	7.166	7.132
Assistidos	233	221
Beneficiários vinculados:	5.315	5.260
Plano de 35% da média salarial	4.225	4.205
Plano de suplementação da média salarial	1.060	1.025
Plano misto de benefício suplementar	30	30
Total de participantes (Associados/beneficiários):	24.946	24.934

A Entidade possuía quatro autos de infração lavrados pela Secretaria da Receita Federal, sendo três lavrados em 1991 e um em 1996. No dia 14 de setembro de 2000, a Câmara Superior de Recursos Fiscais, órgão de última instância administrativa do Ministério da Fazenda, acolheu o recurso da CBS, julgando insubsistente os três autos de infração lavrados pela Secretaria da Receita Federal em 1991. O auto de infração lavrado em 1996, objetivando a cobrança de Imposto de Renda Retido na Fonte, Imposto de Renda Pessoa Jurídica e Contribuição Social sobre o Lucro, cujo valor em 31 de março de 2002 era de R$53 milhões, estando incluídos neste valor os juros e a multa, já obteve julgamento de 1ª Instância Administrativa no sentido de acolher impugnação apresentada pela CBS, desconstituindo os lançamentos realizados pela fiscalização, sendo que a Primeira Câmara do Primeiro Conselho de Contribuintes do Ministério da Fazenda negou provimento ao recurso de oficio, razão pela qual o mesmo também se tornou insubsistente.

Ambos os processos (Autos de Infração de 1991 e de 1996) estão aguardando a emissão do acórdão para sua conclusão.

Regime Especial de Tributação

Com publicação da Medida provisória nº 2222 de 04 de setembro de 2001, a CBS optou, no dia 21 de dezembro de 2001, por aderir ao Regime Especial de Tributação beneficiando-se de R$ 22,6 milhões referente a anistia da atualização dos tributos.
Os valores provisionados até 30 de agosto de 2001, estão sendo recolhidos em 06 parcelas a partir de janeiro de 2002, conforme permitido pela legislação.

(b) Balanço Patrimonial

Os balanços patrimoniais da CBS, podem ser sumariados como segue:

	31/03/2002	31/12/2001
Ativo	698.498	697.687
Passivo exigível	75.008	96.706
Exigível atuarial	623.490	600.981
Representada por:		
Provisões matemáticas		
De benefícios a conceder	327.584	311.245
De benefícios concedidos	796.552	765.822
Provisão para ajuste no plano	1.735	
Superávit (deficit) técnico acumulado		
Provisões matemáticas a constituir	(502.381)	(476.086)
TOTAL	623.490	600.981

Em 25 de janeiro de 1996, foi aprovada pela Secretaria de Previdência Complementar – SPC a proposta de equacionamento da insuficiência de reservas. Considerando o conceito de solidariedade entre participantes e patrocinadoras, essa insuficiência foi equacionada a partir de janeiro de 1996, na proporção de 42,5% em 35 anos, pelos participantes, e de 57,5% em 30 anos, pelas patrocinadoras, através de percentuais crescentes aplicados sobre a folha de pagamento de salário. Esse equacionamento, será objeto de revisão até junho de 2002, conforme compromisso assumido pela CBS e CSN, com a Secretaria de Previdência Complementar, visando adotar medidas para sustentar o equilíbrio dos seus planos de benefício, inclusive no tocante aos prazos de amortização das reservas, em conformidade com as condições verificadas em processo de reavaliação atuarial.

(c) Passivo Atuarial

Com o advento da Deliberação CVM nº 371 de 13 de dezembro de 2000, aprovando a NPC 26 do IBRACON – "Contabilização de Benefícios a Empregados" que instituiu novas práticas contábeis de apuração e divulgação, a Administração da companhia, em conjunto com seus atuários externos, apuraram os efeitos decorrentes dessa nova prática, os quais apresentamos:

I - Descrição das características dos planos

A CBS possui três planos de benefícios:

- **Plano de 35% da média salarial**

  Trata-se de um plano de benefício definido (BD) iniciado em 01/02/1966, e tem por objetivo pagar aposentadorias (tempo de serviços, especial, invalidez ou velhice) de forma vitalícia, equivalente a 35% da média dos 12 últimos salários do participante. O plano também garante o pagamento de auxílio doença ao participante licenciado pela Previdência Oficial. Garante, ainda, o pagamento de auxílio morte e pensão. Os participantes (ativos e aposentados) e as patrocinadoras realizam 13 contribuições por ano, sendo igual ao número de benefícios pagos por ano. Este plano está em extinção, tendo sido desativado em 31/10/1977, quando entrou em vigor novo plano de benefício.

- **Plano de suplementação da média salarial**

  Este plano teve início em 01/11/1977, sendo um plano de benefício definido (BD). Tem por objetivo complementar a diferença entre a média dos 12 últimos salários e o benefício da Previdência Oficial, para as aposentadorias, também de forma vitalícia. Assim como no plano de 35%, há a cobertura dos benefícios de auxílio doença, pecúlio por morte e pensão. São realizadas 13 contribuições e pagos o mesmo número de benefícios por ano. Desativado em 26/12/1995, com a criação do plano misto de benefício suplementar.

- **Plano misto de benefício suplementar**

  Este plano teve início em 27/12/1995. É um plano misto, sendo de contribuição definida (CD), em relação a aposentadoria e de benefício definido (BD), em relação aos benefícios de risco (pensão, em atividade, invalidez e auxílio doença). Neste plano o benefício de aposentadoria é calculado com base no que foi acumulado pelas contribuições dos participantes e das patrocinadoras, em n.º de 13 ao ano. Após concedida a aposentadoria, o plano passa a ter a característica de um plano BD e são pagos, por ano, 13 benefícios .

II - A política contábil adotada para o reconhecimento dos ganhos e perdas atuariais

Os ganhos e perdas atuariais compreendem as diferenças entre as premissas atuariais e o que ocorreu efetivamente, baseado na experiência.

A parcela dos ganhos ou perdas atuariais a ser reconhecida, como receita ou despesa, em um plano de benefício definido, é o valor dos ganhos e perdas não reconhecidos que exceder, em cada período, ao maior dos seguintes limites:

(a) 10% do valor presente da obrigação atuarial total do benefício definido; e

(b) 10% do valor justo dos ativos do plano.

A parcela acima será amortizada anualmente dividindo-se o seu montante pelo tempo médio remanescente de trabalho estimado para os empregados participantes do plano.

III – Reconhecimento do Passivo Atuarial

A Administração da companhia decidiu reconhecer os ajustes do passivo atuarial no resultado pelo período de cinco anos, a partir de 1º de janeiro de 2002, sendo apropriado no 1º trimestre de 2002, o montante de R$ 13.609, conforme estabelecido nos parágrafo 83 e 84 da NPC 26 do IBRACON e Deliberação CVM 371/2000.

IV - Principais premissas atuariais adotadas no cálculo do passivo atuarial

Taxa para desconto da obrigação atuarial	15,5% p.a (10% real e 5% inflação)
Taxa de rendimento esperado sobre ativos do plano	15,5% p.a.(10% real e 5% inflação)
Índice de aumento salarial estimado	INPC + 1%
Índice de aumento de benefícios estimado	INPC + 0%
Tábua biométrica de mortalidade geral	UP84 com 3 anos de agravamento
Tábua biométrica de entrada em invalidez	Tábua Mercer de entrada em invalidez
Taxa de rotatividade esperada	1% ao ano
Probabilidade de ingresso em aposentadoria	Na primeira elegibilidade a um benefício pelo plano
Tábua biométrica de mortalidade de inválidos	IAPB - 57

A CSN não tem obrigação sobre outros benefícios pós empregos.

26– INTERNACIONALIZAÇÃO DOS NEGÓCIOS

Em consonância com a estratégia de desenvolvimento internacional dos negócios da CSN, em 19 de junho de 2001, a CSN obteve o direito de adquirir certos ativos, no valor de aproximadamente US$ 50 milhões que pertenciam à siderúrgica Heartland Steel Inc., empresa em Chapter #11 (situação equivalente, pela legislação brasileira, à Concordata), localizada em Terre Haute, estado de Indiana, EUA.

Em 16 de julho de 2001, a CSN cedeu esse direito à sociedade de responsabilidade limitada LLC ("LLC"), constituída de acordo com as leis do estado de Delaware, empresa controlada pela Tangua Incorporated, entidade não relacionada. A LLC adquiriu os ativos acima mencionados pelo valor equivalente a US$55 milhões e assumiu certos passivos no montante equivalente a US$19 milhões.

A CSN deverá adquirir as quotas da LLC no prazo de dois anos, contados de julho de 2001, como parte de um put and call agreement assinado pela CSN e o Agente Administrativo do Credit Agreement, relacionado a um empréstimo tomado pela Tangua. O montante do principal do referido empréstimo, assinado em julho de 2001 é US$175 milhões, sujeito a Libor acrescida à taxa de juros de 1,875% a.a. O preço para exercer direito da CSN no put and call agreement consiste no saldo do empréstimo (incluindo os juros provisionados) na data da aquisição.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

Principais Destaques

- As vendas no 1º trimestre de 2002 chegaram a 1.196 mil toneladas de produtos acabados e placas, volume 17% maior que as 1.018 mil toneladas vendidas em 2001. Este volume inclui 191 mil toneladas de placas vendidas no mercado externo, o que correspondeu a 16% do volume total vendido. A receita líquida cresceu 11%, alcançando R$931,4 milhões.
- O EBITDA (lucro bruto menos despesas de vendas, gerais e administrativas, mais depreciação e exaustão) alcançou R$376,4 milhões, com crescimento de 9%, o mesmo apresentado pelo EBITDA consolidado, que foi de R$390,4 milhões.
- Apesar do excelente desempenho operacional, a CSN registrou, no 1º trimestre do ano, um prejuízo líquido de R$197,4 milhões (R$2,75 por lote de mil ações), 2% superior ao prejuízo líquido de R$194 milhões (R$2,70 por lote de mil ações) no 1º trimestre de 2001. Ambos os períodos foram afetados negativamente pelo impacto cambial - em 2001 houve desvalorização do real de 10,5% e em 2002 a amortização do diferimento cambial de 2001, líquida de impostos, piorou o resultado em R$198 milhões. No consolidado, a CSN registrou um prejuízo líquido de R$197,8 milhões, 1% acima do registrado em 2001.

Produção e Custo de Produção

No 1º trimestre, o volume de produção manteve-se no mesmo nível do trimestre anterior. Em relação ao mesmo período de 2001, a produção de aço bruto foi 3% maior, atingindo 1,3 milhão de toneladas, enquanto a produção de laminados ficou praticamente em linha, totalizando 1,1 milhão de toneladas (produções medidas na saída do lingotamento contínuo, para aço bruto, e na saída do laminador de tiras a quente, para laminados, o que difere da entrada em estoque em função das perdas naturais do processo).

O custo de produção em 2002, cujo unitário foi 2% maior, foi impactado principalmente pela alta de preços do carvão, quando da renovação contratual anual em julho de 2001 e pela maior cotação do dólar. O impacto no preço médio de carvão foi de 45%, em reais, sendo que a diferença de taxa média do dólar entre os períodos foi de 18%.

Apesar do aumento nos custos com carvão, a participação das matérias-primas sobre o custo total manteve-se em 39%, uma vez que o consumo de sucata e coque adquiridos foi menor. Além disso, principalmente pela entrada em operação de dois grandes projetos, as reformas do Alto Forno # 3 e Laminador de Tiras a Quente # 2, o valor da depreciação de 2002 está maior em R$19 milhões.

Vendas

O volume de vendas de laminados e placas alcançou 1.196 mil toneladas, um acréscimo de 17%. Este resultado inclui a exportação de 191 mil toneladas de placas.

O mercado doméstico representou 72% do total vendido, em comparação aos 84% em 2001.

O fornecimento de produtos galvanizados e folhas metálicas, de maior valor agregado representaram 33% do volume total vendido no trimestre, em comparação aos 45% registrados no mesmo período do ano passado. Desconsiderando-se a exportação de placas, que correspondeu a 16% do mix de vendas em 2002, a proporção de revestidos atinge 39%.

O volume de vendas consolidado em 2002 atingiu 1.239 mil toneladas, comparadas às 1.054 mil toneladas de 2001. A variação de 43 mil toneladas em relação à Controladora deve-se

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

basicamente à realização de estoque nas controladas Inal e CISA. A participação de revestidos ficou em 36% em 2002, 3 p. p. acima da controladora. Este aumento deve-se ao processamento e venda de zincados pela controlada GalvaSud, a partir de laminados a frio adquiridos, em sua maioria, da CSN.

Resultados Operacionais

- **Receita Líquida, Custo dos Produtos Vendidos e Margem Bruta**

A receita líquida cresceu 11% e atingiu R$931 milhões. A participação doméstica foi de 82% contra 86% em 2001. O aumento de 17% no volume vendido e de 4% nos preços médios obtidos no mercado doméstico responderam pelo acréscimo na receita. Já o preço médio obtido no mercado externo foi 28% menor, devido à maior participação de placas. A receita líquida consolidada atingiu R$1,0 bilhão, o que correspondeu a um aumento de 11%. O comportamento das vendas da controladora explicam esta variação. A diferença entre controladora e consolidado pode ser explicada pelas receitas com a venda de excedente de energia elétrica, através da controlada CSN Energia, no valor de R$49 milhões.

Neste 1° trimestre, o custo dos produtos vendidos (CPV) cresceu 16%, totalizando R$578 milhões. Influenciaram este resultado o aumento do volume vendido e dos custos de matérias-primas importadas e referenciadas em dólar, devido, principalmente, à maior taxa média do dólar em 2002, que ficou 18% superior à de 2001. Esta diferença correspondeu a um impacto negativo de R$23,5 milhões. Também contribuiu para este aumento a maior depreciação do período, já citada acima. O CPV consolidado foi de R$650 milhões, tendo aumentado em 15%.

A margem bruta, que alcançou 38,0% em 2002 em comparação aos 40,7% em 2001, foi afetada principalmente pela menor participação de revestidos e pelo maior nível de exportação. A margem bruta consolidada ficou em linha com a da controladora e foi de 37,6%.

- **Despesas de Vendas, Gerais e Administrativas**

Em 2002, as despesas de vendas, gerais e administrativas sem depreciação aumentaram 17%, alcançando R$100,9 milhões. Esta variação se justifica pelo maior volume exportado, que fez aumentar as despesas com distribuição (fretes e seguros). A mudança de alocação da provisão para participação nos lucros e resultados (PLR) em 2002, no montante de R$10,8 milhões, também contribuiu para este acréscimo, visto que em 2001 - esta provisão estava incluída em outras receitas/despesas operacionais.

- **EBITDA**

O EBITDA no trimestre apresentou um acréscimo de 9%, tendo alcançado R$376 milhões. A margem de EBITDA (EBITDA/Receita líquida) ficou em 40,4%, contra 41,2% em 2001, mantendo-se como uma das mais altas da siderurgia mundial. O EBITDA consolidado também cresceu 9% e foi de R$390 milhões, com margem de 37,4% sobre a receita líquida. As vendas de energia, que no ano de 2001 geraram margem de EBITDA de 78%, tiveram margem de 36% no 1° trimestre de 2002, o que contribuiu para a queda da margem consolidada. A redução da margem com as vendas de energia refletem a queda dos preços no mercado atacadista de energia, a partir do fim do racionamento.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

- **Outras receitas /despesas operacionais**

No ano, a Companhia registrou uma despesa líquida de R$48 milhões, com aumento de R$19 milhões. A variação deve-se principalmente à provisão para reconhecimento de déficit atuarial da CBS, conforme divulgado no trimestre anterior.

- **Resultado Financeiro Líquido**

O resultado financeiro líquido (receita financeira menos despesa financeira e variação monetária/cambial líquida) foi de R$505 milhões negativos, menor em R$39 milhões que os R$544 milhões negativos registrados em 2001. Esta variação é explicada pela menor variação cambial em 2002 (ver tabela Taxas de Câmbio), compensada, em grande parte, pela amortização do diferimento cambial de 2001, no valor de R$300 milhões, sendo R$222 milhões em receita financeira. Com a emissão de debêntures no mercado local, o custo médio de carregamento da dívida bruta consolidada baixou de 7,4% ao ano para 7% ao ano, em dólares.

Impacto Cambial Diferido: Em relação ao diferimento cambial de 2001, a Companhia amortizou neste 1° trimestre de 2002 um total de R$300 milhões, restando um saldo de R$445 milhões a ser amortizado até 2004. Em relação ao diferimento resultante da desvalorização cambial ocorrida no 1° trimestre de 1999, a Companhia amortizou R$29 milhões neste mesmo período, ficando um saldo a amortizar até o fim do ano de R$78 milhões.

- **Resultado de Equivalência Patrimonial**

O resultado de equivalência patrimonial foi positivo em R$14 milhões em 2002. A queda de R$14 milhões deve-se principalmente ao maior ganho registrado em 2001 pela atualização dos saldos em reais das companhias *offshore*, com patrimônio em dólares.

- **Imposto de Renda e Contribuição Social Sobre o Lucro**

A CSN registrou um total de R$101 milhões de crédito de imposto de renda e contribuição social sobre o lucro, no 1° trimestre de 2002, o que representou uma variação negativa de R$3 milhões. A razão desta variação está relacionada ao menor lucro tributável em 2001.

- **Resultado Líquido**

O prejuízo líquido da Controladora foi de R$197 milhões (R$2,75 por lote de mil ações). O consolidado apresentou o mesmo nível de resultado, com prejuízo líquido de R$198 milhões.

Dívida Líquida Consolidada

A dívida bruta consolidada da CSN em 31 de março de 2002 era de US$2,72 bilhões, US$0,32 bilhão maior que a posição em 31 de dezembro de 2001. A posição de caixa em 31 de março de 2002 era de US$0,64 bilhão, US$0,35 bilhão maior que ao final de 2001. A entrada de recursos relativa à emissão de debêntures no mercado local foi responsável por estes aumentos. Assim, a dívida líquida consolidada alcançou US$2,08 bilhões em 31 de março de 2002, tendo sido reduzida em US$35 milhões, devido à geração de caixa da Companhia.

Investimentos

Em 2002, o total investido foi R$131 milhões menor e alcançou R$40 milhões, sendo R$10 milhões em projetos relativos à conservação do meio ambiente e R$30 milhões em outros projetos ligados à manutenção da excelência operacional e tecnológica da Usina Presidente Vargas.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

Eventos Recentes

- Em reação às medidas protecionistas americanas, a União Européia, em março de 2002, anunciou tarifas adicionais para importação de folhas metálicas. Foi definida, para os próximos 6 meses, uma cota em torno de 309 mil toneladas/ano, com base em um acréscimo de 10% à média de importações de 1999 a 2001. Acima desta cota, incidirá tarifa de importação de 17,1%. Não haverá divisão pelos países, mas a UE monitorará as importações de modo a não prejudicar fornecedores com os quais já possuem relacionamentos estabelecidos, como é o caso do Brasil. A CSN, que exportou 29 mil toneladas deste produto para a UE no 1º trimestre de 2002, acredita que poderá manter seus volumes de exportação para estes países, dado o relacionamento de longo prazo que mantém com seus clientes na Europa.
- Em 30 de abril deste ano, após apreciação do pedido de renúncia de Maria Silvia Bastos Marques ao cargo de Diretor-Presidente, o Conselho de Administração elegeu por unanimidade Benjamin Steinbruch, atual Presidente do Conselho de Administração, para acumular interinamente a função de Diretor-Presidente da CSN.

Companhia Siderúrgica Nacional, localizada no Estado do Rio de Janeiro, Brasil, é um complexo siderúrgico composto por investimentos em infra-estrutura e logística que combina minas próprias, usina integrada, centros de serviços, ferrovias e portos em suas operações, com uma capacidade anual de produção de 5.400.000 toneladas de aço bruto e receita bruta de R$4 bilhões em 2001. CSN é a única produtora de folhas de flandres no Brasil e uma das cinco maiores produtoras no mundo.

Algumas das afirmações aqui contidas, incluindo, mas não limitadas àquelas relativas à expectativa de futura performance da Companhia, inclusive financeira,e à expectativa de impacto decorrente de protecionismo mundial, se baseiam nas hipóteses e perspectivas atuais da administração da Companhia e envolvem riscos conhecidos e desconhecidos e incertezas que poderiam ocasionar variações materiais entre os resultados, performance e eventos efetivos e aqueles mencionados ou implícitos em tais afirmações. Alguns exemplos de tais riscos incluem mas não estão limitados a: condições gerais e econômicas no Brasil e outros países; níveis de taxa de juros e de câmbio, medidas protecionistas nos EUA, Brasil e outros países e mudanças em leis e regulamentos e fatores competitivos gerais (em base global, regional ou nacional).

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

VOLUME DE VENDAS
Em mil toneladas

	1º Tri 2002	4º Tri 2001	1º Tri 2001
MERCADO INTERNO	**867**	**809**	**855**
Laminados a Quente	338	286	312
Laminados a Frio	207	190	180
Galvanizados	155	157	194
Folhas Metálicas	156	168	169
Placas	11	8	-
MERCADO EXTERNO	**329**	**329**	**163**
Laminados a Quente	57	49	52
Laminados a Frio	4	3	12
Galvanizados	5	8	5
Folhas Metálicas	72	57	94
Placas	191	212	-
MERCADO TOTAL	**1.196**	**1.138**	**1.018**
Laminados a Quente	395	335	364
Laminados a Frio	211	193	192
Galvanizados	160	165	199
Folhas Metálicas	228	225	263
Placas	202	220	-

Taxas de Câmbio (R$/US$)						
	4º tri 2000	1º tri 2001	2º tri 2001	3º tri 2001	4º tri 2001	1º tri 2002
tx fim	1,9554	2,1616	2,3049	2,6713	2,3204	2,3236
Variação (%)	6,1	10,5	6,6	15,9	(13,1)	0,1

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

RECEITA LÍQUIDA UNITÁRIA
Em R$/t

	1º Tri 2002	4º Tri 2001	1º Tri 2001
MERCADO INTERNO	**827**	**836**	**797**
Laminados a Quente	611	603	553
Laminados a Frio	739	716	702
Galvanizados	1.106	1.095	1.020
Folhas Metálicas	1.171	1.151	1.094
Placas	310	293	-
MERCADO EXTERNO	**500**	**487**	**696**
Laminados a Quente	420	464	404
Laminados a Frio	538	474	522
Galvanizados	729	901	965
Folhas Metálicas	976	1.087	860
Placas	337	316	-
MERCADO TOTAL	**737**	**735**	**781**
Laminados a Quente	577	583	532
Laminados a Frio	752	712	691
Galvanizados	1.096	1.085	1.018
Folhas Metálicas	1.127	1.135	1.010
Placas	312	315	-

INVESTIMENTOS IMOBILIZADO/DIFERIDO - CONTROLADORA
Em milhões de reais

	1º Tri 2002	4º Tri 2001	1º Tri 2001
Melhorias tecnológicas	6,6	16,7	48,9
LTF#2/3	0,1	-	-
AF#3	(1,4)	48,0	39,9
LTQ#2	0,7	32,3	16,7
Meio Ambiente	10,2	24,5	15,1
Diferido	7,3	16,2	14,7
Outros*	16,6	72,2	36,0
TOTAL	**40,1**	**209,9**	**171,3**

*reparos gerais, materiais, logística, tecnologia da informação, etc

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2002	4 - 31/12/2001
1	Ativo Total	13.954.017	13.433.039
1.01	Ativo Circulante	3.695.676	2.851.558
1.01.01	Disponibilidades	11.982	59.861
1.01.01.01	Banco Conta Movimento	11.951	59.823
1.01.01.02	Outros	31	38
1.01.02	Créditos	1.067.300	935.611
1.01.02.01	Mercado Interno	1.035.301	906.743
1.01.02.02	Mercado Externo	123.421	115.386
1.01.02.03	Provisão para Devedores Duvidosos	(91.422)	(86.518)
1.01.03	Estoques	675.839	729.087
1.01.03.01	Produtos Acabados	204.682	217.306
1.01.03.02	Produtos em Elaboração	101.483	134.634
1.01.03.03	Matérias primas	199.524	191.795
1.01.03.04	Almoxarifado	143.380	149.707
1.01.03.05	Importações em Andamento	13.634	12.803
1.01.03.06	Materiais em trânsito	13.136	22.842
1.01.04	Outros	1.940.555	1.126.999
1.01.04.01	Títulos e Valores Mobiliários	1.460.120	600.577
1.01.04.02	IRPJ e CSL a Compensar	235.659	216.411
1.01.04.03	Imposto de renda Diferido	82.506	111.746
1.01.04.04	Contribuição Social Diferida	23.335	36.139
1.01.04.05	Outros	138.935	162.126
1.02	Ativo Realizável a Longo Prazo	1.361.855	1.360.492
1.02.01	Créditos Diversos	53.380	53.110
1.02.01.01	Empréstimos - Eletrobrás	53.380	53.110
1.02.02	Créditos com Pessoas Ligadas	3.881	4.477
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	3.881	4.477
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	1.304.594	1.302.905
1.02.03.01	Imposto de Renda Diferido	287.028	248.507
1.02.03.02	Contribuição Social Diferida	52.679	39.001
1.02.03.03	Depósitos Judiciais	375.266	371.958
1.02.03.04	Títulos e Valores a Receber	121.179	121.712
1.02.03.05	PIS/PASEP a Compensar	73.688	137.107
1.02.03.06	Arrendamentos	52.828	49.116
1.02.03.07	Investimentos disponíveis para venda	262.259	266.912
1.02.03.08	Outros	79.667	68.592
1.03	Ativo Permanente	8.896.486	9.220.989
1.03.01	Investimentos	27.195	25.832
1.03.01.01	Participações em Coligadas	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2002	4 - 31/12/2001
1.03.01.02	Participações em Controladas	27.195	25.832
1.03.01.03	Outros Investimentos	0	0
1.03.02	Imobilizado	8.119.002	8.117.554
1.03.02.01	Em Operação Líquido	7.777.530	7.769.392
1.03.02.02	Em Obras	259.895	258.221
1.03.02.03	Terrenos	81.577	89.941
1.03.03	Diferido	750.289	1.077.603

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
ITR - INFORMAÇÕES TRIMESTRAIS Data-Base - 31/03/2002 Legislação Societária
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2002	4 - 31/12/2001
2	Passivo Total	13.954.017	13.433.039
2.01	Passivo Circulante	3.794.973	3.732.364
2.01.01	Empréstimos e Financiamentos	2.773.117	2.728.712
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	383.396	384.633
2.01.04	Impostos, Taxas e Contribuições	403.870	403.112
2.01.04.01	Salários e Contribuições Sociais	74.212	67.438
2.01.04.02	Tributos a Recolher	142.895	137.918
2.01.04.03	Imposto de Renda Diferido	138.007	138.694
2.01.04.04	Contribuição Social Diferida	48.756	59.062
2.01.05	Dividendos a Pagar	90.394	90.397
2.01.05.01	Juros sobre Capital Próprio Deliberados	394	397
2.01.05.02	Dividendos e JCP Propostos	90.000	90.000
2.01.06	Provisões	17.666	19.918
2.01.06.01	Trabalhista, Cível e Fiscal	17.666	19.918
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	126.530	105.592
2.01.08.01	Outros	126.530	105.592
2.02	Passivo Exigível a Longo Prazo	5.226.457	4.582.542
2.02.01	Empréstimos e Financiamentos	3.534.516	2.842.531
2.02.01.01	Empréstimos e Financiamentos	3.534.516	2.842.531
2.02.02	Debêntures	0	0
2.02.03	Provisões	1.403.411	1.503.923
2.02.03.01	Trabalhista, Cível e Fiscal	71.408	68.815
2.02.03.02	Imposto de Renda em Juízo	137.460	125.271
2.02.03.03	Contribuição Social em Juízo	93.932	93.110
2.02.03.04	Imposto de Renda Diferido	833.824	921.873
2.02.03.05	Contribuição Social Diferida	266.787	295.054
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	[illegible]	[illegible]

<< Interrupted Transmission >>

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2002	4 - 31/12/2001
2	Passivo Total	13.954.017	13.433.039
2.01	Passivo Circulante	3.794.973	3.732.364
2.01.01	Empréstimos e Financiamentos	2.773.117	2.728.712
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	383.396	384.633
2.01.04	Impostos, Taxas e Contribuições	403.870	403.112
2.01.04.01	Salários e Contribuições Sociais	74.212	67.438
2.01.04.02	Tributos a Recolher	142.895	137.918
2.01.04.03	Imposto de Renda Diferido	138.007	138.694
2.01.04.04	Contribuição Social Diferida	48.756	59.062
2.01.05	Dividendos a Pagar	90.394	90.397
2.01.05.01	Juros sobre Capital Próprio Deliberados	394	397
2.01.05.02	Dividendos e JCP Propostos	90.000	90.000
2.01.06	Provisões	17.666	19.918
2.01.06.01	Trabalhista, Cível e Fiscal	17.666	19.918
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	126.530	105.592
2.01.08.01	Outros	126.530	105.592
2.02	Passivo Exigível a Longo Prazo	5.226.457	4.582.542
2.02.01	Empréstimos e Financiamentos	3.534.516	2.842.531
2.02.01.01	Empréstimos e Financiamentos	3.534.516	2.842.531
2.02.02	Debêntures	0	0
2.02.03	Provisões	1.403.411	1.503.923
2.02.03.01	Trabalhista, Cível e Fiscal	71.408	68.615
2.02.03.02	Imposto de Renda em Juízo	137.460	125.271
2.02.03.03	Contribuição Social em Juízo	93.932	93.110
2.02.03.04	Imposto de Renda Diferido	833.824	921.873
2.02.03.05	Contribuição Social Diferida	266.787	295.054
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	288.530	236.088
2.02.05.01	Provisão Para Perda em Investimentos	0	0
2.02.05.02	Outros II	288.530	236.088
2.03	Resultados de Exercícios Futuros	0	0
2.04	Participações Minoritárias	0	0
2.05	Patrimônio Líquido	4.932.587	5.118.133
2.05.01	Capital Social Realizado	1.680.947	1.680.947
2.05.01.01	Ações Ordinárias	1.680.947	1.680.947
2.05.02	Reservas de Capital	10.485	1.258
2.05.03	Reservas de Reavaliação	2.286.348	2.309.650
2.05.03.01	Ativos Próprios	2.286.111	2.309.413
2.05.03.02	Controladas/Coligadas	237	237

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/03/2002	4 -31/12/2001
2.05.04	Reservas de Lucro	1.161.358	1.126.278
2.05.04.01	Legal	196.449	196.449
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	964.909	929.829
2.05.04.07.01	De Investimentos	964.909	929.829
2.05.05	Lucros/Prejuízos Acumulados	(206.551)	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2002 a 31/03/2002	4 - 01/01/2002 a 31/03/2002	5 - 01/01/2001 a 31/03/2001	6 - 01/01/2001 a 31/03/2001
3.01	Receita Bruta de Vendas e/ou Serviços	1.261.518	1.261.518	1.153.604	1.153.604
3.02	Deduções da Receita Bruta	(218.906)	(218.906)	(215.227)	(215.227)
3.03	Receita Líquida de Vendas e/ou Serviços	1.042.612	1.042.612	938.377	938.377
3.04	Custo de Bens e/ou Serviços Vendidos	(650.487)	(650.487)	(565.161)	(565.161)
3.05	Resultado Bruto	392.125	392.125	373.216	373.216
3.06	Despesas/Receitas Operacionais	(681.270)	(681.270)	(669.929)	(669.929)
3.06.01	Com Vendas	(73.425)	(73.425)	(51.716)	(51.716)
3.06.02	Gerais e Administrativas	(66.809)	(66.809)	(64.268)	(64.268)
3.06.03	Financeiras	(380.262)	(380.262)	(31.756)	(31.756)
3.06.03.01	Receitas Financeiras	(239.969)	(239.969)	147.219	147.219
3.06.03.02	Despesas Financeiras	(140.293)	(140.293)	(178.975)	(178.975)
3.06.04	Outras Receitas Operacionais	1.674	1.674	526	526
3.06.05	Outras Despesas Operacionais	(155.548)	(155.548)	(500.868)	(500.868)
3.06.05.01	Variação Monetária e Cambial Líquida	(1.302)	(1.302)	(435.872)	(435.872)
3.06.05.02	Amortização da Variação Cambial Especial	(107.557)	(107.557)	(32.282)	(32.282)
3.06.05.03	Outras	(46.689)	(46.689)	(32.714)	(32.714)
3.06.06	Resultado da Equivalência Patrimonial	(6.900)	(6.900)	(21.847)	(21.847)
3.07	Resultado Operacional	(289.145)	(289.145)	(296.713)	(296.713)
3.08	Resultado Não Operacional	(3.565)	(3.565)	903	903
3.08.01	Receitas	1.511	1.511	904	904
3.08.02	Despesas	(5.076)	(5.076)	(1)	(1)
3.09	Resultado Antes Tributação/Participações	(292.710)	(292.710)	(295.810)	(295.810)
3.10	Provisão para IR e Contribuição Social	(24.982)	(24.982)	8.833	8.833
3.11	IR Diferido	119.885	119.885	90.402	90.402
3.11.01	IR Diferido	91.850	91.850	65.667	65.667
3.11.02	Contribuição social Diferida	28.035	28.035	24.735	24.735
3.12	Participações/Contribuições Estatutárias	0	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2002 a 31/03/2002	4 - 01/01/2002 a 31/03/2002	5 - 01/01/2001 a 31/03/2001	6 - 01/01/2001 a 31/03/2001
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.14	Participações Minoritárias	0	0	0	0
3.15	Lucro/Prejuízo do Período	(197.807)	(197.807)	(196.575)	(196.575)
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	71.729.261	71.729.261	71.729.261	71.729.261
	LUCRO POR AÇÃO				
	PREJUÍZO POR AÇÃO	(0,00276)	(0,00276)	(0,00274)	(0,00274)

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

VER O QUADRO 05.01:

"COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE".

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

09.01 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

1 - ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
7 - TIPO DE EMPRESA		8 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ATUAL (Mil)		9 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ANTERIOR (Mil)	
01	CSN OVERSEAS	. . / -	FECHADA CONTROLADA	100,00	0,00
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		3		3	
02	CSN STEEL CORP	. . / -	FECHADA CONTROLADA	100,00	0,01
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		1		1	
03	CSN ISLANDS CORP.	. . / -	FECHADA CONTROLADA	100,00	0,00
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		50		50	
04	CSN ENERGY CORP	. . / -	FECHADA CONTROLADA	100,00	7,14
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		200.000		200.000	
05	CSN STEEL II, S.A.	. . / -	FECHADA CONTROLADA	100,00	0,00
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		1		1	
06	CISA-CSN IND. DE AÇOS REVESTIDOS S.A.	02.737.015/0001-62	FECHADA CONTROLADA	99,99	4,15
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		130.000		130.000	
07	FEM - PROJ.CONSTRUÇÕES E MONTAGENS S.A.	42.564.807/0001-05	FECHADA CONTROLADA	99,99	0,06
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		376		376	
08	IND.NAC.DE AÇOS LAMINADOS-INAL S.A.	61.150.561/0001-61	FECHADA CONTROLADA	99,99	2,37
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		8.457		8.457	
09	CSC-COMPANHIA SIDERÚRGICA DO CEARÁ	00.904.638/0001-57	FECHADA CONTROLADA	99,99	0,00
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		1.100		1.100	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

09.01 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

1 - ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
7 - TIPO DE EMPRESA		8 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ATUAL (Mil)		9 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ANTERIOR (Mil)	
10	CSN PANAMA, S.A.	. . / -	FECHADA CONTROLADA	99,99	8,27
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		28		28	
11	CSN ENERGIA S.A.	03.537.249/0001-29	FECHADA CONTROLADA	99,90	3,44
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		1		1	
12	CSN PARTICIPAÇÕES ENERGÉTICAS S.A.	03.537.201/0001-10	FECHADA CONTROLADA	99,70	0,00
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		1		1	
13	CSN I S.A.	. . / -	FECHADA CONTROLADA	99,67	0,00
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		1		1	
14	GALVASUD S.A.	02.618.456/0001-45	FECHADA CONTROLADA	51,00	0,86
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		70.656		64.540	
15	NORDESTE ENERGIA PARTICIPAÇÕES S.A.	02.886.015/0001-24	FECHADA CONTROLADA	50,01	0,00
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		500		500	
16	SEPETIBA TECON S.A.	02.394.276/0001-27	FECHADA CONTROLADA	20,00	0,11
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		7.825		7.825	
17	COMPANHIA FERROVIÁRIA DO NORDESTE-CFN	02.281.836/0001-37	FECHADA COLIGADA	30,00	0,00
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		3.060		3.060	
18	FERROVIA CENTRO ATLÂNTICA - FCA	00.924.429/0001-75	ABERTA COLIGADA	11,95	0,00
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		15.920		15.920	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

09.01 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

1 - ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
7 - TIPO DE EMPRESA		8 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ATUAL (Mil)		9 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ANTERIOR (Mil)	
19	MRS LOGÍSTICA	01.417.222/0001-77	ABERTA COLIGADA	32,17	0,32
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		109.374		109.374	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1 - ITEM	01
2 - Nº ORDEM	1
3 - Nº REGISTRO NA CVM	006/2002
4 - DATA DO REGISTRO CVM	27/02/2002
5 - SÉRIE EMITIDA	1A
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	01/02/2002
9 - DATA DE VENCIMENTO	01/02/2005
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	TAXA CDI+2,75%
12 - PRÊMIO/DESÁGIO	
13 - VALOR NOMINAL (Reais)	10.000,00
14 - MONTANTE EMITIDO (Reais Mil)	540.000
15 - Q. TÍTULOS EMITIDOS (UNIDADE)	54.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	51.655
17 - TÍTULO TESOURARIA (UNIDADE)	2.345
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	
22 - DATA DO PRÓXIMO EVENTO	01/08/2002

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1 - ITEM	02
2 - Nº ORDEM	2
3 - Nº REGISTRO NA CVM	007/2002
4 - DATA DO REGISTRO CVM	27/02/2002
5 - SÉRIE EMITIDA	2A
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	01/02/2002
9 - DATA DE VENCIMENTO	01/02/2006
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	IGPM+13,25%
12 - PRÊMIO/DESÁGIO	
13 - VALOR NOMINAL (Reais)	10.000,00
14 - MONTANTE EMITIDO (Reais Mil)	150.000
15 - Q. TÍTULOS EMITIDOS (UNIDADE)	15.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	12.949
17 - TÍTULO TESOURARIA (UNIDADE)	2.051
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	
22 - DATA DO PRÓXIMO EVENTO	01/08/2002

15.01 - PROJETOS DE INVESTIMENTO

Os gastos realizados no 1º trimestre de 2002, com os principais projetos de investimentos em implantação foram os seguintes:

	Em milhares de reais
Central Termo Elétrica # 2	719
Sistema de Abastecimento para a RAF # 3	250
Utilidades e Periféricos para a RAF # 3	652
Modernização das LDC's 3 e 4	4.063
Melhoria na LRCC # 1	103
Desp. no Desenfornamento das Baterias de Coque	342
Enfornamento Selado nas Baterias de Coque	22
Melhorias no Laminador de Tiras Quente nº 2	729
Desenvolv. de Controle Dinâmico nos Conversores	112
Despoeiramento de Corte de Bode da SM	970
Melhorias no Lam. Estanhamento Eletrolítico # 1	545
Sistema Drenagem de água do Pátio de Carvão	677
Emissões de Particulados para Lanternim	2.369
Sistema de Despoeiramento e Limpeza Carro Torpedo	263
Sistema de Captação de Vapores Orgânicos	753
Melhoria da Produtividade da EDG	950
Sistema de Esgoto Sanitário	168
Total	**13.687**

Legendas:

RAF - Reforma do alto-forno
LDC - Linha de decapagem contínua
LRCC - Linha de recozimento contínuo de chapa
EDG - Estação de dessulfuração de gusa

15.01 - PROJETOS DE INVESTIMENTO

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Demonstrações dos Fluxos de Caixa (Informação suplementar)

(Em milhares de reais)

	Controladora		Consolidado	
	31/3/2002	31/3/2001	31/3/2002	31/3/2001
Fluxo de caixa proveniente das operações:				
Lucro (prejuízo) líquido do período	(197.412)	(193.954)	(197.807)	(196.575)
Ajustes para reconciliar o lucro líquido do período com *os recursos provenientes das atividades operacionais:*				
- Amortização da variação cambial especial	329.266	32.282	329.933	32.282
- Variações monetárias e cambiais de empréstimos e financiamentos	(8.168)	505.643	(4.112)	549.839
- Provisão para encargos sobre empréstimos e financiamentos	129.178	130.765	98.068	111.203
- Depreciação / exaustão / amortização	132.009	98.573	138.534	99.543
- Baixa de ativo permanente	993	6	1.804	415
- Resultado de participações societárias	(13.603)	(27.923)	6.900	21.847
- Ganhos (perdas) não operacionais			2	(1.203)
- Imposto de renda e contribuição social diferidos	(117.704)	(89.304)	(119.887)	(90.403)
- Outras provisões	37.656	19.670	41.483	17.928
	292.215	475.758	294.918	544.876
(Aumento) diminuição nos ativos:				
- Contas a receber	(194.920)	(90.408)	(136.591)	(52.588)
- Títulos a receber por venda de investimentos		2.868.639		3.184.331
- Estoques	35.852	(43.608)	53.247	(25.062)
- Depósitos judiciais	(3.008)	(29.103)	(3.308)	(29.533)
- Créditos com controladas e coligadas	58.970	(5.804)	1.431	123
- Investimentos temporários		1.289		(336)
- Impostos a compensar	(10.056)	(19.810)	(25.758)	(13.070)
- Outros	37.293	29.948	75.435	(23.878)
	(77.869)	2.711.143	(35.544)	3.039.987
Aumento (diminuição) nos passivos:				
- Fornecedores	(1.587)	(67.677)	(1.236)	(54.917)
- Salários e encargos sociais	4.692	(83)	6.774	1.504
- Tributos	25.827	(30.166)	(21.164)	(23.815)
- Contas a pagar - empresa controlada	(78.433)	(82.068)	-	-
- Outros	60.566	10.079	72.361	31.429
	11.065	(169.915)	56.735	(45.799)
Recursos líquidos provenientes das atividades operacionais	225.411	3.016.986	316.109	3.539.064
Fluxo de caixa utilizado nas atividades de investimentos:				
Investimentos	(146.578)	(1.166)	(7.812)	
Imobilizado	(30.664)	(152.533)	(122.565)	(205.922)
Diferido	(7.270)	(14.735)	(11.494)	(29.330)
Recursos líquidos utilizados nas atividades de investimentos	(184.512)	(168.434)	(141.871)	(235.252)
Fluxo de caixa proveniente das atividades de financiamento:				
Captações:				
- Empréstimos e financiamentos	244.823	219.398	212.219	5.254.715
- Debêntures	645.585		645.585	
	890.408	219.398	857.804	5.254.715
Pagamentos efetuados:				
- Instituições financeiras	(232.939)	(207.865)	(220.376)	(5.391.986)
- Juros sobre capital próprio e Dividendos	(2)	(1.882.240)	(2)	(1.913.593)
	(232.941)	(2.090.105)	(220.378)	(7.305.579)
Recursos líquidos provenientes das atividades de financiamento	657.467	(1.870.707)	637.426	(2.050.864)
Aumento (diminuição) no caixa e equivalentes a caixa	698.366	977.845	811.664	1.252.948
Caixa e equivalentes a caixa no início do período	378.684	1.187.769	660.438	1.365.673
Caixa e equivalentes a caixa no fim do período	1.077.050	2.165.614	1.472.102	2.618.621
Informações adicionais para o fluxo de caixa				
Variações monetárias e juros ativados	2.172	3.993	5.011	3.513

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Demonstrações das Origens e Aplicações de Recursos

(Em milhares de reais)

	Controladora		Consolidado	
	2002	2001	2002	2001
ORIGENS DE RECURSOS				
Das operações sociais				
Lucro líquido do exercício	(197.412)	(193.954)	(197.807)	(196.575)
Despesas (receitas) que não afetam o capital circulante				
- Variações monetárias, cambiais e encargos a longo prazo (líquidos)	(5.861)	398.316	(1.831)	200.795
- Resultado de participações societárias	(13.603)	(27.923)	6.900	21.847
- Baixas do ativo permanente	993	6	1.804	415
- Depreciação / exaustão / amortização	132.009	98.573	138.534	99.543
- Amortização de variação cambial diferida	329.266	32.282	329.933	32.282
- Imposto de renda e contribuição social diferidos	(52.252)	(1.328)	(53.031)	(1.328)
- Outras	36.084	9.496	39.350	81.022
	229.204	315.467	263.852	238.001
De terceiros - longo prazo				
Ingressos de empréstimos e financiamentos	89.915	144.012	57.371	150.663
Emissão de Debêntures	645.585		645.585	
Decréscimo em outros realizáveis	84.996	22.626	16.507	1.921
Acréscimos de outros passivos	13.011	28.139	13.011	28.139
Dividendos propostos de controladas	2.016	3.771		
Outros	33.895	31.430	36.058	58.803
	869.418	229.978	768.532	239.326
	1.098.622	545.445	1.032.384	477.327
APLICAÇÕES DE RECURSOS				
No ativo permanente				
Investimentos	146.578	1.168	7.812	
Imobilizado	32.836	156.526	127.576	209.435
Diferido	7.270	14.735	11.494	29.330
	186.684	172.427	146.882	238.765
Outras				
Dividendos e juros sobre capital próprio				
Transferência de empréstimos e financiamentos para o curto prazo	16.784	47.505	12.261	138.286
Acréscimos de ativos realizáveis a longo prazo	(42.176)	46.880	(41.773)	41.027
Imposto de renda e contribuição social diferidos	126.676	16.808	126.676	16.808
Decréscimo de empréstimos e financiamentos a longo prazo	11.934	87.054	5.222	4.126
Outros	1.276	(3)	1.603	2.316
	114.494	198.244	103.989	202.563
	301.178	370.671	250.871	441.328
AUMENTO (DIMINUIÇÃO) NO CAPITAL CIRCULANTE	797.444	174.774	781.513	35.999
VARIAÇÕES DO CAPITAL CIRCULANTE				
Ativo circulante				
- No fim do exercício	3.175.546	4.124.303	3.695.675	4.447.386
- No início do exercício	2.339.564	5.826.247	2.851.555	6.273.444
	835.982	(1.701.944)	844.120	(1.826.058)
Passivo circulante				
- No fim do exercício	3.659.693	2.142.147	3.794.972	3.032.812
- No início do exercício	3.621.155	4.018.865	3.732.365	4.894.869
	38.538	(1.876.718)	62.607	(1.862.057)
AUMENTO (DIMINUIÇÃO) NO CAPITAL CIRCULANTE	797.444	174.774	781.513	35.999

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - COM RESSALVA

Relatório sobre Revisão Especial

Ao Conselho de Administração e Acionistas da

Companhia Siderúrgica Nacional:

(1) Efetuamos uma revisão especial das Informações Trimestrais (ITRs) da COMPANHIA SIDERÚRGICA NACIONAL, compreendendo os balanços patrimoniais individual (controladora) e consolidado em 31 de março de 2002, a respectiva demonstração do resultado para o trimestre findo naquela data, o relatório de desempenho e as informações relevantes, apresentados pela legislação societária brasileira, elaborados sob a responsabilidade de sua Administração. As demonstrações contábeis em 31 de março de 2002 de empresas coligadas, controladas e controladas em conjunto cujos investimentos representavam 1,75% do ativo total da Controladora e cujos resultados de equivalência patrimonial representavam 3,21% do prejuízo do trimestre foram revisadas por outros auditores independentes. Nosso relatório no que se refere a esses montantes baseia-se exclusivamente nos relatórios desses outros auditores independentes.

(2) Exceto quanto ao assunto mencionado no parágrafo (3), nossa revisão foi efetuada de acordo com as normas específicas estabelecidas pelo Instituto dos Auditores Independentes do Brasil – IBRACON, em conjunto com o Conselho Federal de Contabilidade - CFC, e consistiu, principalmente, em: (a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da Companhia, quanto aos principais critérios adotados na elaboração das Informações Trimestrais; e (b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e as operações da Companhia.

(3) Conforme descrito na Nota 13 das Informações Trimestrais, a Companhia e sua coligada MRS Logística S.A. optaram pelo diferimento das variações cambiais passivas líquidas ocorridas no primeiro trimestre de 1999 e no exercício de 2001, nos termos da Medida Provisória no. 3/2001 e das Deliberações da Comissão de Valores Mobiliários – CVM nos. 404 e 409/2001 (Medida Provisória no. 1.818/1999 e da Deliberação da Comissão de Valores Mobiliários - CVM no. 294/1999, para o diferimento ocorrido no primeiro trimestre de 1999). A controlada GalvaSud S.A. optou pelo diferimento das variações cambiais passivas líquidas ocorridas no exercício de 2001. As práticas contábeis geralmente aceitas no Brasil requerem que os efeitos de flutuações nas taxas de câmbio sejam reconhecidos no resultado dos períodos em que elas ocorrerem. Como conseqüência, em 31 de março de 2002, o ativo e o patrimônio líquido estão superavaliados em aproximadamente R$366.199 mil (R$579.862 mil em 31 de dezembro de 2001), e o prejuízo para o trimestre findo em 31 de março de 2002 está apresentado a maior em aproximadamente R$221.587 mil (R$23.724 mil para o trimestre findo em 31 de março de 2001), já considerados os efeitos fiscais correspondentes.

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - COM RESSALVA

(4) Com base em nossa revisão especial, exceto pelos efeitos do assunto mencionado no parágrafo (3), não temos conhecimento de nenhuma modificação relevante que deva ser feita nas Informações Trimestrais referidas no parágrafo (1) acima para que estejam de acordo com as práticas contábeis emanadas da legislação societária brasileira, aplicadas de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários – CVM especificamente aplicáveis à elaboração das Informações Trimestrais obrigatórias.

(5) Os balanços patrimoniais individual (controladora) e consolidado em 31 de dezembro de 2001, apresentados para fins comparativos, foram por nós auditados conforme relatório datado de 1° e 13 de março de 2002, contendo ressalva quanto ao mesmo assunto mencionado no parágrafo (3) acima e contendo divisão de responsabilidade com outros auditores independentes, que auditaram as demonstrações contábeis de empresas coligadas, controladas e controladas em conjunto, cujos investimentos representavam 2,01% do ativo total da controladora e 2,14% do ativo consolidado, naquela data. A demonstração do resultado da controladora para o trimestre findo em 31 de março de 2001, apresentada para fins comparativos, foi por nós revisada, e nosso relatório, datado de 4 de maio de 2001, contém ressalvas quanto ao mesmo assunto mencionado no parágrafo (3) acima e quanto aos impactos da ausência de revisão das demonstrações contábeis de determinadas empresas coligadas, controladas e controladas em conjunto naquela data, que representavam 1% do ativo total da controladora. Referido relatório continha também divisão de responsabilidade com outros auditores independentes, que revisaram as demonstrações contábeis de empresas coligadas, controladas e controladas em conjunto, cujos investimentos representavam 2,2% do ativo total da controladora, naquela data. A demonstração do resultado consolidado para o trimestre findo em 31 de março de 2001, bem como as correspondentes notas explicativas, relatório de desempenho e demais informações relevantes, apresentadas para fins comparativos, não foram objeto da nossa revisão, tampouco de outros auditores independentes.

Rio de Janeiro, 8 de maio de 2002.

ARTHUR ANDERSEN S/C - CRC-2-SP-123-S-RJ

Amauri Froment Fernandes
Sócio-Diretor Responsável
Contador - CRC-1-RJ-39.012-1

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

ÍNDICE

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

ÍNDICE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Companhia Siderúrgica Nacional

By: ______________________________
Name: Lauro Campos Rezende
Title: Principal Financial Officer

Dated: May 15. 2002